UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2022

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY BUSINESS REPORT

(From January 1, 2022 to March 31, 2022)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. COMPANY OVERVIEW

Omitted in quarterly reports in accordance with applicable Korean disclosure rules.

II. BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each company within the Company’s consolidation scope of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd.	Management and operation of customer centers
	SK M&Service Co., Ltd.	Database and online information services
Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including VOD

	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services
	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and MVNO business
Other business	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services
	Atlas Investment	Investments
	SK Telecom Innovation Fund, L.P.	Investments

[Wireless Business]

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

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In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. (“Service Ace”) and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, SK O&S Co., Ltd. (“SK O&S”), the Company’s subsidiary responsible for the operation of the Company’s networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to maintain stable growth in the sales of its wireless business based on a solid expansion in the number of 5G subscribers, while continuously enhancing profitability by pursuing efficient investments in, and operation of, its wireless networks and the stabilization of market competition.

A. Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of New ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of AI are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

B. Growth Potential

			(Unit: in 1,000 persons)
Classification		As of March 31,	As of December 31,
		2022	2021	2020
Number of subscribers	SK Telecom	29,832	29,696	29,089
	Others (KT, LG U+)	32,083	31,869	31,341
	MVNO	10,995	10,355	9,111
	Total	72,910	71,920	69,541

*	Source: Wireless telecommunications service data from the MSIT as of March 31, 2022.

C. Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

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(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

		(Unit: in percentages)
Classification	As of March 31,	As of December 31,
	2022	2021	2020
Mobile communication services	48.2	48.2	48.1

*	Source: Wireless telecommunications service data from the MSIT as of March 31, 2022.

D. Competitive Strengths

The Company successfully completed the Spin-off of SK Square Co., Ltd. (“SK Square”) from SK Telecom (the “Spin-off”) in 2021 to maximize shareholder value and launched “SKT 2.0.” Concurrently, the Company reorganized its business to center around five major business segments and is seeking maximization of overall corporate value by establishing and executing strategies optimized for each business segment and pursuing growth in each segment. For the three months ended March 31, 2022, the Company recorded Won 4.28 trillion in operating revenue and Won 4.32 trillion in operating profit on a consolidated basis and Won 3.08 trillion in operating revenue and Won 0.36 trillion in operating profit for the period on a separate basis. The Company is continuing to improve sales growth and profit margin by leveraging its competitiveness in the 5G market and secured 10.88 million 5G subscribers as of March 31, 2022. The Company was also ranked as the top service provider in the MNO service sector in the National Customer Satisfaction Index (“NCSI”) in April 2022 and became the first across all industries in Korea to rank first for 25 consecutive years since the commencement of NCSI in 1998. The Company is actively striving to achieve tangible growth in new businesses in addition to maintaining its competitiveness in the fixed-line and wireless businesses.

SK Telink Co., Ltd. (“SK Telink”), a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

For the three months ended March 31, 2022, SK Broadband Co., Ltd. (“SK Broadband”) recorded Won 1.03 trillion in revenue on a consolidated basis, which represented a 6.1% increase from Won 967.0 billion for the three months ended March 31, 2021. The sales growth was primarily attributable to continued expansion of the subscriber base, increase in sales of media platforms including home shopping and advertisements, business acquisition of SK Telink and growth of our B2B business.

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The Company’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications and Internet data center services. For the three months ended March 31, 2022, the media business segment recorded Won 470.4 billion in revenue, which represented a 3.9% increase compared to the three months ended March 31, 2021. For the three months ended March 31, 2022, the fixed-line business segment recorded Won 555.6 billion in revenue, which represented an 8% increase compared to the three months ended March 31, 2021.

A. Industry Characteristics

The domestic telecommunication service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic economic factors including the domestic user population and the level of telecommunication service expenditures in light of the domestic income level. Domestic telecommunication companies may expand overseas through acquisitions or direct expansion, but the overseas telecommunication service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and transmission to viewers through telecommunication facilities. The broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act. The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communication services is developed.

In the high-speed Internet services market, the demand for faster and more reliable premium Giga Internet services is increasing due to the growth in usage of home mobile networks using Wi-Fi and an increased consumption of high-definition large media content.

With the mergers and acquisitions among IPTV service providers and multiple service operators, the paid broadcasting market has reorganized around IPTV operators, and companies are moving away from competition based on subscriber base expansion to competition based on media platform services. The transition to a contactless service society due to COVID-19 has led to increased consumption of paid content by viewers, accelerating competition through the ability to source unique contents. The Company expects new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company is continuing its efforts to generate stable returns by securing growth drivers in new service areas such as cloud computing, while also strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including Internet data centers, which have seen an increase in market demand recently.

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B. Growth Potential

			(Unit: in persons)
Classification		As of March 31,	As of December 31,
		2022	2021	2020
Fixed-line Subscribers	High-speed Internet	23,117,451	22,944,268	22,330,182
	Fixed-line telephone	12,055,057	12,211,954	12,859,279
	IPTV	19,003,970	19,003,970	17,872,297
	Cable TV	13,044,615	13,044,615	13,305,796

*	Source: MSIT website.
*

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of March 31, 2022, while IPTV and cable TV subscribers represent the average number of subscribers in the first half of 2021.

C. Cyclical Nature and Seasonality

High-speed Internet and fixed-line telephone services operate in mature markets that are comparatively less sensitive to cyclical economic changes as the services provided by different operators have become less differentiated. TV services have become necessities that provide broadcasting, and the market, which is subject to a subscriber-based business model, has little sensitivity to cyclical economic changes. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

D. Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

		(Unit: in percentages)
Classification	As of March 31,	As of December 31,
	2022	2021	2020
High-speed Internet (including resales)	28.6	28.7	29.0
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	17.6	17.5	16.8
IPTV	30.5	30.5	30.3
Cable TV	22.2	22.2	22.5

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*

Market shares of High-speed Internet and Fixed-line telephone represent the market shares as of March 31, 2022 and market shares of IPTV and Cable TV represent the average market shares in the first half of 2021.

SK Broadband is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

[Other Businesses]

The commercial retail data broadcasting channel business offers an interactive service that integrates television home shopping and data shopping services. Such service allows television viewers to use video-on-demand (“VOD”) services to purchase products sold on television home shopping channels, which were previously only available for purchase in real-time when such relevant programming was being broadcast.

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In order to secure core competencies at an early stage and achieve differentiation, the Company has been actively searching for high-efficiency television channels while increasing the competitiveness of its content production capacity by building the Company’s own media center and adopting a media wall with the objective of transforming it into an eco-friendly digital studio. In addition to enhancing the convenience of shopping experience by offering various media content on its mobile live platform, the Company was the first in the industry to launch a cloud-based television application service, “Stoa ON,” which provides personalized digital television shopping services. Furthermore, the Company has been establishing itself as a leading shopping channel service provider by securing a diverse product portfolio and engaging in product development in areas ranging from fashion to health food. Within three years following the spin-off of SK stoa Co., Ltd. (“SK Stoa”) into a separate entity, its commercial retail data broadcasting channel business has attained a leading position in the television commerce (“T-commerce”) market. In 2021, sales of the Company’s commercial retail data broadcasting channel business amounted to Won 316.2 billion.

2. Updates on Major Products and Services

			(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, T Plan and others	3,216,145	75.2%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd. Home & Service Co., Ltd.	Fixed-line phone, high-speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	947,557	22.2%
Other	SK stoa Co., Ltd.	Commercial retail data broadcasting channel services and others	Stoa ON	113,506	2.7%

Total				4,277,208	100%

3. Price Trends for Major Products

[Wireless Business]

As of March 31, 2022, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Slim Plan” provides 10 GB of data and unlimited voice calls at Won 55,000 per month (including value-added tax). The Company provides a variety of other subscription plans catered to subscriber demand.

[Fixed-line Business]

In January 2022, SK Broadband launched “PlayZ,” an all-in-one Playbox that allows users to access various over-the-top (“OTT”) streaming apps and entertainment contents in both the fixed-line and wireless environments, similar to smart TVs. The product features an integrated search of OTT contents and allows users to enjoy other forms of entertainment, such as games and karaoke, on a larger screen. “PlayZ” is available for purchase for single payment of Won 79,000 or at Won 2,200 per month for 36-month installments.

In February 2022, SK Broadband launched a “rechargeable smart remote control” that can control smart TVs and “B tv” set-up boxes in an integrated manner. The product is available for rent at Won 440 per month based on a 60-month subscription period.

In addition, SK Broadband expanded its lineup of tablet products by launching “B tv air2 Samsung,” which allows users to access IPTV services anywhere in the house, as a follow-on product of “B tv air Lenovo,” which was launched in June 2021. The product is available for purchase for single payment of Won 316,800 or at Won 8,800 per month for 36-month installments.

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SK Broadband also provides a variety of other subscription plans.

4. Investment Status

[Wireless Business]

A. Investment in Progress

(Unit: in billions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Year ended December 31, 2022	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	197	—

Total					To be determined	197	—

B. Future Investment Plan

(Unit: in billions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2022	2023	2024
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined	To be determined	To be determined

*	The Company indicated during the earnings conference call held on February 9, 2022 that the level of capital expenditures for 2022 is expected to be similar to that of 2021.

[Fixed-line Business]

A. Investment in Progress and Future Investment Plan

(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Three months ended March 31, 2022	82.3	To be determined	Quality and system improvement

5. Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the three months ended March 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Wireless	Services	Mobile communication, wireless data, information communication	Export	29,633	143,149	152,518
			Domestic	3,186,512	12,575,324	12,195,445
			Subtotal	3,216,145	12,718,473	12,347,963
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	43,170	139,846	127,618
			Domestic	904,387	3,537,860	3,304,600
			Subtotal	947,557	3,677,706	3,432,218
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	113,506	352,406	307,566
			Subtotal	113,506	352,406	307,566
			Export	72,803	251,502	280,136

Total			Domestic	4,204,405	16,497,083	15,807,611

			Total	4,277,208	16,748,585	16,087,747

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	(Unit: in millions of Won)
For the three months ended March 31, 2022	Wireless	Fixed-line	Other	Sub total	Internal transaction	After consolidation
Total sales	3,588,021	1,209,798	120,332	4,918,151	(640,943)	4,277,208
Internal sales	371,876	262,241	6,826	640,943	(640,943)	—
External sales	3,216,145	947,557	113,506	4,277,208	—	4,277,208
Depreciation and amortization	689,065	248,270	3,846	941,181	(30,297)	910,884
Operating profit (loss)	360,669	82,169	3,494	446,332	(13,939)	432,393
Finance profit (loss)						(68,774)
Gain from investments in associates and joint ventures						(38,445)
Other non-operating profit (loss)						1,834
Profit before income tax						327,008

6. Derivative Transactions

A. Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of March 31, 2022 are as follows:

[SK Telecom]

(Unit: in millions of Won and thousands of USD)

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
Dec. 16, 2013	Fixed rate foreign currency denominated borrowings	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022
Dec. 21, 2017	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	The Korea Development Bank	Dec. 21, 2017 – Dec. 21, 2022
Apr. 16, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023
Aug. 13, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023
Mar. 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – June 4, 2025

[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Dec. 21, 2017	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	The Korea Development Bank	Dec. 5, 2017 – Dec. 21, 2022
Aug. 13, 2018	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000)	Foreign currency risk	Cross currency swap	Citibank Korea	Aug. 13, 2018 – Aug. 13, 2023
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

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7. Major Contracts

None.

8. R&D Investments

Set forth below are the Company’s R&D expenditures.

			(Unit: in millions of Won except percentages)
	Category	For the three months ended March 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020	Remarks
	Raw material	3	48	54	—
	Labor	20,929	122,445	122,906	—
	Depreciation	35,458	147,249	169,872	—
	Commissioned service	8,788	55,917	35,939	—
	Others	15,031	48,048	35,209	—
	Total R&D costs	80,209	373,707	363,980	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	78,081	347,711	353,198	—
	Development expenses (Intangible assets)	2,128	25,996	10,782	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	1.88%	2.23%	2.26%	—

9. Other information relating to investment decisions

A. Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B. Business-related Intellectual Property

[SK Telecom]

As of March 31, 2022, the Company held 3,352 Korean-registered patents and 1,376 foreign-registered patents. The Company holds 734 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of March 31, 2022, SK Broadband held 288 Korean-registered patents and 142 foreign-registered patents (including those held jointly with other companies). It also holds 293 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

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C. Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company is committed to fulfilling its social obligations with a sense of responsibility for its impact on the society and the environment on a company-wide basis. Under the vision of “realizing a sustainable future based on ICT,” the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, in December 2020, the Company was one of the first companies in Korea to join the RE100 (Renewable Energy 100%) initiative, which aims to source 100% of its energy needs from renewable energy sources by 2050. In addition, the Company leads in energy savings and environmental protections based on ICT technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government. In addition, SK Broadband continues to invest in environment-friendly facilities for its data centers and improve the stability and efficiency of its services.

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III. FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A. Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of March 31, 2022, December 31, 2021 and December 31, 2020 and for the three months ended March 31, 2022 and 2021 and the years ended December 31, 2021 and 2020. The Company’s consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of March 31, 2022	As of December 31, 2021	As of December 31, 2020
Assets
Current Assets	6,544,841	6,352,665	8,775,086
• Cash and Cash Equivalents	894,661	872,731	1,369,653
• Accounts Receivable – Trade, net	1,981,245	1,913,511	2,188,893
• Accounts Receivable – Other, net	621,062	548,362	979,044
• Others	3,047,873	3,018,061	4,237,496
Non-Current Assets	24,029,827	24,558,612	39,131,871
• Long-Term Investment Securities	1,636,311	1,715,078	1,648,837
• Investments in Associates and Joint Ventures	2,218,636	2,197,351	14,354,113
• Property and Equipment, net	12,571,404	12,871,259	13,377,077
• Goodwill	2,075,009	3,869,769	4,436,194
• Intangible Assets, net	3,683,997	2,072,493	3,357,524
• Others	1,844,470	1,832,662	1,958,126

Total Assets	30,574,668	30,911,277	47,906,957

Liabilities
Current Liabilities	6,935,288	6,960,435	8,177,967
Non-Current Liabilities	11,369,913	11,615,704	15,332,747
Total Liabilities	18,305,201	18,576,139	23,510,714
Equity
Equity Attributable to Owners of the Parent Company	11,505,561	11,579,346	23,743,894
Share Capital	30,493	30,493	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	(11,560,041)	(11,623,726)	677,203
Retained Earnings	22,297,108	22,437,341	22,981,913
Reserves	738,001	735,238	40,139
Non-controlling Interests	763,906	755,792	652,349

Total Equity	12,269,467	12,335,138	24,396,243

Total Liabilities and Equity	30,574,668	30,911,277	47,906,957

Total Number of Consolidated Subsidiaries	26	23	49

(Unit: in millions of Won except per share data)

	For the three months ended March 31, 2022	For the three months ended March 31, 2021	For the year ended December 31, 2021	For the year ended December 31, 2020
Operating Revenue	4,277,208	4,113,097	16,748,585	16,087,747
Operating Profit	432,393	374,216	1,387,162	1,248,578
Profit Before Income Tax	327,008	486,550	1,718,191	905,218
Profit for the Period	220,345	571,975	2,418,989	1,500,538
Profit for the Period Attributable to Owners of the Parent Company	211,253	558,265	2,407,523	1,504,352
Profit for the Period Attributable to Non-controlling Interests	9,092	13,710	11,466	(3,814)
Basic Earnings Per Share (Won)	953	1,559	7,191	4,093
Diluted Earnings Per Share (Won)	952	1,558	7,187	4,092

12

B. Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of March 31, 2022, December 31, 2021 and December 31, 2020 and for the three months ended March 31, 2022 and 2021 and the years ended December 31, 2021 and 2020. The Company’s unaudited separate financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021 and for the years ended December 31, 2021 and 2020, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of March 31, 2022	As of December 31, 2021	As of December 31, 2020
Assets
Current Assets	4,767,302	4,681,493	5,047,115
• Cash and Cash Equivalents	77,923	158,823	329,208
• Accounts Receivable – Trade, net	1,515,770	1,514,260	1,503,552
• Accounts Receivable – Other, net	598,897	520,956	434,713
• Others	2,574,712	2,487,454	2,779,642
Non-Current Assets	21,323,479	21,707,572	26,939,336
• Long-Term Investment Securities	1,405,103	1,476,361	983,688
• Investments in Subsidiaries and Associates	4,910,050	4,841,139	11,357,504
• Property and Equipment, net	9,093,711	9,318,408	9,157,548
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	3,027,801	3,203,330	2,665,083
• Others	1,580,578	1,562,098	1,469,277

Total Assets	26,090,781	26,389,065	31,986,451

Liabilities
Current Liabilities	5,570,836	5,426,477	5,076,404
Non-Current Liabilities	9,738,615	10,099,732	9,560,189
Total Liabilities	15,309,451	15,526,209	14,636,593
Equity
Share Capital	30,493	30,493	44,639
Capital Surplus and Other Capital Adjustments	(4,499,135)	(4,576,271)	289,134
Retained Earnings	14,672,285	14,770,618	16,684,640
Reserves	577,687	638,016	331,445

Total Equity	10,781,330	10,862,856	17,349,858

Total Liabilities and Equity	26,090,781	26,389,065	31,986,451

	(Unit: in millions of Won except per share data)
	For the three months ended March 31, 2022	For the three months ended March 31, 2021	For the year ended December 31, 2021	For the year ended December 31, 2020
Operating Revenue	3,077,393	2,980,718	12,102,830	11,746,630
Operating Profit	356,941	307,302	1,144,323	1,023,067
Profit Before Income Tax	338,627	580,865	1,369,347	941,455
Profit for the Period	252,018	466,013	1,073,823	758,792
Basic Earnings Per Share (Won)	1,140	1,299	3,183	2,044
Diluted Earnings Per Share (Won)	1,139	1,299	3,181	2,044

13

2. Dividends and Others

Omitted in quarterly reports in accordance with applicable Korean disclosure rules.

3. Use of Direct Financing

A. Use of Proceeds from Public Offerings

[SK Telecom]

(As of March 31, 2022)	(Unit: in millions of Won)

Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	78th	January 14, 2020	Repayment of debt	60,000	Repayment of debt	60,000	—
Corporate bond	78th	January 14, 2020	Working capital	360,000	Working capital	360,000	—
Corporate bond	79th	October 19, 2020	Repayment of debt	290,000	Repayment of debt	290,000	—
Corporate bond	80th	January 15, 2021	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	81st	October 28, 2021	Repayment of debt	200,000	Repayment of debt	200,000	—

[SK Broadband]

(As of March 31, 2022)	(Unit: in millions of Won)

Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 49-1	June 11, 2020	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 49-2	June 11, 2020	Repayment of debt	59,200	Repayment of debt	59,200	—
Corporate bond	Series 49-2	June 11, 2020	Working capital	40,800	Working capital	40,800	—
Corporate bond	Series 50	September 25, 2020	Repayment of debt	160,000	Repayment of debt	160,000	—
Corporate bond	Series 51	July 13, 2021	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 52-1	January 25, 2022	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 52-2	January 25, 2022	Repayment of debt	50,000	Repayment of debt	50,000	—
*

Series 52-2 issued as of January 25, 2022 is an ESG bond (green bond). Series 52-2 was issued for the purpose of repayment of funds raised to be invested in the conversion of hybrid fiber-coaxial (“HFC”) network to fiber-to-the-home (“FTTH”) network, which has a positive impact on the environment, and the proceeds from the bond offering were used for the intended purpose. See the ESG bond report published in the socially responsible investment bond segment of the Korea Exchange for more information on the use of proceeds from this ESG bond offering.

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B.	Use of Proceeds from Private Offerings

[SK Telecom]

None.

[SK Broadband]

None.

C.	Operation of Unused Proceeds

[SK Telecom]

None.

[SK Broadband]

None.

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Pursuant to the resolution of the general meeting of shareholders on October 12, 2021, the Company conducted the Spin-off effective as of November 1, 2021. Profit and loss of the spun-off divisions were separately presented as income from discontinued operations, and the consolidated statement of profit and loss for the three months ended March 31, 2021 was restated as such.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the three months ended March 31, 2022
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,240,786	249,273	11%
Loans	142,466	45,204	32%
Accounts receivable – other	940,726	47,056	5%
Accrued income	665	—	0%
Guarantee deposits	283,194	300	0%

Total	3,607,837	341,833	9%

15

	(Unit: in millions of Won)
	For the year ended December 31, 2021
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,160,498	238,881	11%
Loans	138,181	45,385	33%
Accounts receivable – other	870,225	46,625	5%
Accrued income	762	—	0%
Guarantee deposits	278,759	0	0%

Total	3,448,425	330,891	10%

	(Unit: in millions of Won)
	For the year ended December 31, 2020
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,478,851	264,498	11%
Loans	182,721	45,024	25%
Accounts receivable – other	1,366,922	55,075	4%
Accrued income	3,418	166	5%
Guarantee deposits	285,507	300	0%

Total	4,317,419	365,063	8%

(2) Movements in Loss Allowance of Trade and Other Receivables

		(Unit: in millions of Won)
	For the three months ended March 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Beginning balance	330,891	365,063	346,399
Effect of change in accounting policy	—	—	—
Increase of loss allowance	9,300	37,547	59,184
Reversal of loss allowance	—	—	—
Write-offs	1,247	(57,215)	(57,575)
Other	395	(14,504)	17,055
Ending balance	341,833	330,891	365,063

(3) Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4) Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of March 31, 2022
	Six months or less	From six months to one year	From one year to three years	More than three years	Total

Accounts receivable – general	2,008,824	47,607	139,047	45,308	2,240,786
Percentage	89.6%	2.1%	6.2%	2.0%	100.0%

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C. Inventories

(1) Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the three months ended March 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Merchandise	206,272	201,126	162,196
Goods in transit	—	—	—
Other inventories	17,137	3,511	9,247

Total	223,409	204,637	171,443

Percentage of inventories to total assets [Inventories / Total assets]	0.73%	0.66%	0.36%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	5.75	6.20	7.60

(2) Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

D. Fair Value Measurement

See notes 2 and 30 of the notes to the Company’s consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021 for more information.

E. Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

17

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	Apr. 23, 2013	Apr. 23, 2023	230,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	Apr. 25, 2022	120,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

18

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	Mar. 6, 2019	Mar. 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

19

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-1	July 29, 2019	July 29, 2022	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-1	Oct. 22, 2019	Oct. 21, 2022	230,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	70,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

20

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-1	Jan. 14, 2020	Jan. 13, 2023	170,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

21

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-1	Jan. 15, 2021	Jan. 14, 2024	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-1	Oct. 28, 2021	Oct. 28, 2024	90,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 31, 2022

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

22

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 47-1	Mar. 26, 2019	Mar. 26, 2022	50,000	Mar. 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	Mar. 26, 2019	Mar. 26, 2024	160,000	Mar. 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-1	Sept. 24, 2019	Sept. 23, 2022	80,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-1	June 11, 2020	June 9, 2023	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 51	July 13, 2021	July 12, 2024	100,000	July 1, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 52-1	Jan. 25, 2022	Jan. 24, 2025	100,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 18, 2022

*	Beginning with Series 47, the maintenance of financial ratio requirement has changed to a consolidated basis.
*

Compliance certificates for Series 52-1 and Series 52-2 issued as of January 25, 2022 are expected to be submitted after the submission of the semi-annual business report for the first six months of fiscal year 2022.

23

IV. MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly reports in accordance with applicable Korean disclosure rules.

V. AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A. Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Three months ended March 31, 2022	Ernst & Young Han Young	—	Although not affecting our review opinion, users of this review report should pay special attention to notes 3 and 36 of the notes to the Company’s consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021. Pursuant to the resolution of the general meeting of shareholders on October 12, 2021, the Company conducted the Spin-off effective as of November 1, 2021. Profit and loss of the spun-off divisions were separately presented as income from discontinued operations, and the consolidated statement of profit and loss for the three months ended March 31, 2021 was restated as such. See notes 3 and 36 of the notes to the Company’s consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021 for more information.	N/A
Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Unqualified	Spin-off and disclosure of discontinued operations in the consolidated financial statements	Revenue recognition; assessment of impairment of cash-generating unit of fixed-line telecommunication services
Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Unqualified	Retroactive application of change in accounting policy related to change to determination of lease period	Revenue recognition; assessment of impairment of cash-generating unit of security services, assessment of fair value of customer relationship

Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.

24

B. Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Three months ended March 31, 2022	Ernst & Young Han Young	Quarterly review/Consolidated financial statements review	2,700	24,100	241	2,800
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly review	2,450	24,500	2,450	24,500
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Quarterly review	2,360	23,600	2,360	23,600
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

25

C. Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Three months ended March 31, 2022	—	—	—	—
Year ended December 31, 2021	May 17, 2021	Confirmation of financial information in connection with frequency reallocation application	May 17, 2021 – May 24, 2021	2
	May 26, 2021	Audit and review of financial statements of the newly established company and subsidiaries involved in the Spin-off	May 26, 2021 – July 28, 2021	1,143
	August 5, 2021	Review of carve-out financial statements in connection with the Spin-off	August 5, 2021 – August 13,2021	10
Year ended December 31, 2020	July 23, 2020	Confirmation of financial information	July 23, 2020 – July 30, 2020	30
	December 8, 2020	Confirmation of financial information	December 8, 2020 – December 10, 2020	30
	December 30, 2020	Consulting services for new business group model research project	December 31, 2020 – February 12, 2021	90

D. Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed

February 22, 2022	Audit Committee: 4 Independent Auditor: 1	In-person	Report on 2021 critical audit matters and results of audit of financial statements; report on results of 2021 internal accounting management system audit

April 27, 2022	Audit Committee: 4 Independent Auditor: 1	In-person	Report on 2021 Public Company Accounting Oversight Board audit results; report on 2022 audit plan and selection of critical audit matters

VI. CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

Omitted in quarterly reports in accordance with applicable Korean disclosure rules.

2. Audit System

Omitted in quarterly reports in accordance with applicable Korean disclosure rules.

3. Shareholders’ Exercise of Voting Rights

Omitted in quarterly reports in accordance with applicable Korean disclosure rules.

26

VII. SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A. Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2022)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	65,668,397	30.01	65,668,397	30.01
Tae Won Chey	Officer of affiliated company	Common share	303	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	762	0.00	762	0.00
Jung Ho Park	Officer of the Company	Common share	10,932	0.00	21,530	0.00
Young Sang Ryu	Officer of the Company	Common share	3,340	0.00	7,340	0.00
Yong-Hak Kim	Officer of the Company	Common share	303	0.00	303	0.00
Seok-Dong Kim	Officer of the Company	Common share	303	0.00	303	0.00
Youngmin Yoon	Officer of the Company	Common share	303	0.00	303	0.00
Jung Ho Ahn	Officer of the Company	Common share	303	0.00	303	0.00
Junmo Kim	Officer of the Company	Common share	303	0.00	303	0.00
Kyu-nam Choi	Officer of the Company	Common share	455	0.00	455	0.00
Poong Young Yoon	Officer of the Company	Common share	2,733	0.00	2,733	0.00
Jong Ryeol Kang	Officer of the Company	Common share	0	0.00	3,484	0.00

Total		Common share	65,688,437	30.02	65,706,519	30.03

B. Overview of the Largest Shareholder

As of March 31, 2022, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

VIII. EMPLOYEES AND DIRECTORS

1. Directors and Officers

A. Directors

(As of March 31, 2022)

27

Name	Gender	Date of Birth	Position	Professional Background	Duration of Term	End of Current Term
Young Sang Ryu	Male	May 1970	Chief Executive Officer; Representative Director; Inside Director	Director, SK Telecom MNO business	4 years and 1 month	Mar. 24, 2024

Jong Ryeol Kang	Male	Oct. 1964	Representative Director; Head of ICT Infrastructure Center (CSPO); Inside Director	Head, Corporate Culture Division	1 month	Mar. 24, 2025

Kyu-Nam Choi	Male	Apr. 1964	Non-executive Director	Head of Investment 1 Team; Head of Environment Task Force; Head of Future Business Team, SUPEX Council	6 months	Mar. 24, 2024

Yong-Hak Kim	Male	Jan. 1953	Independent Director	President (Professor Emeritus), Yonsei University	2 years and 1 month	Mar. 25, 2023

Seok-Dong Kim	Male	May 1953	Independent Director	Chairman, Financial Services Commission	3 years and 1 month	Mar. 24, 2025

Jung Ho Ahn	Male	Feb. 1978	Independent Director	Professor, Graduate School of Convergence Science and Technology at Seoul National University	5 years and 1 month	Mar. 25, 2023

Youngmin Yoon	Female	Dec. 1963	Independent Director	Professor, Department of Media and Communication at Korea University	4 years and 1 month	Mar. 24, 2024

Junmo Kim	Male	Sep. 1976	Independent Director	Professor, Department of Electrical Engineering at Korea Advanced Institute of Science and Technology	2 years and 1 month	Mar. 25, 2023

*

At the 38th General Meeting of Shareholders held on March 25, 2022, Jong Ryeol Kang was newly appointed as an inside director and Seok-Dong Kim was re-elected as an independent director and a member of the audit committee.

2. Compensation of Directors and Officers

Omitted in quarterly reports in accordance with applicable Korean disclosure rules.

IX. RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

28

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

			(Unit: in millions of Won)
		Purchase and Dispositions of Investments
(As of March 31, 2022) Name (Corporate name)			Transaction Details
	Relationship	Type of Investment	Beginning	Increase	Decrease	Ending	Remarks
Start-up Win-win Fund	Affiliate	Shares	5,676	—	4,850	826	Principal distribution
Smart SKT Infinitum Game Fund	Affiliate	Shares	3,000	1,000	—	4,000	Capital increase
UCT Kakao-SK Telecom ESG Fund	Affiliate	Shares	2,000	2,000	—	4,000	Capital increase
Atlas Investment	Subsidiary	Shares	155,656	2,286	—	157,942	Capital increase
Quantum Innovation Fund I	Subsidiary	Shares	11,935	240	—	12,175	Capital increase
SAPEON Korea Inc.	Subsidiary	Shares	—	19,108	—	19,108	New acquisition
SAPEON Inc.	Subsidiary	Shares	—	48,228	—	48,228	New acquisition
SK Square (listed)	Subsidiary	Shares	51,371	—	307	51,064	Disposal
CMES Inc.	Affiliate	Preferred Shares	—	10,000	—	10,000	Acquisition of preferred shares

3. Transactions with the Largest Shareholder and Related Parties

(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2022 – March 31, 2022	Marketing fees, etc.	338,738

X. OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

On February 9, 2022, the Company announced its strategic direction and sales target in the “Future Business and Management Plan” fair disclosure report. See “II.1. Business Overview” for more information on business progress and “III. Financial Information” for more information on business performance.

On March 30, 2022, the Company announced that SK Broadband will merge with Broadband Nowon Co., Ltd. in its “Decision on Merger” report. Such filing is currently pending and has not been completed.

2. Contingent Liabilities

A. Legal Proceedings

[SK Telecom]

As of March 31, 2022, the Company is involved in various pending legal proceedings and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

29

[SK Broadband]

As of March 31, 2022, there were 32 pending lawsuits against SK Broadband (aggregate amount of claims of Won 13,834 million), and provisions in the amount of Won 10,928 million in connection with such lawsuits were recognized.

B. Other Contingent Liabilities

[SK Telecom]

None.

[SK Broadband]

As of March 31, 2022, SK Broadband has entered into revolving credit facilities with a limit of Won 192 billion with two financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,513 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

As of March 31, 2022, Seoul Guarantee Insurance Company has provided a performance guarantee of Won 24,286 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects, and Korea Content Financial Cooperative has provided a performance guarantee of Won 33,857 million in connection with the performance of certain contracts.

[SK Stoa]

As of March 31, 2022, Kookmin Bank has provided a payment guarantee of Won 1.5 billion in connection with e-commerce transaction payables.

3. Status of Sanctions, etc.

Omitted in quarterly reports in accordance with applicable Korean disclosure rules.

4. Material Events Subsequent to the Reporting Period

(1) On April 28, 2022, the Board of Directors resolved to dispose the Company’s treasury shares as follows:

Classification	Content
Type and number of shares	29,311 common shares
Disposal price	Won 56,800 per share
Amount of disposal	Won 1,665 million
Period of disposal	April 29, 2022 - May 20, 2022
Purpose of disposal	Bonus payment
Method of disposal	Over-the-counter

30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By: /s/ Heejun Chung
(Signature)

Name:	Heejun Chung
Title:	Senior Vice President

Date: June 9, 2022

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

(Unaudited)

For the Three-Month Period ended March 31, 2022

(With Independent Auditor’s Review Report Thereon)

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Report on review of interim consolidated financial statements

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Report on the financial statements

We have reviewed the accompanying interim consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the interim consolidated statement of financial position as of March 31, 2022, and the related interim consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the interim consolidated financial statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034 Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of interim consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

We conducted our review in accordance with the review standards for interim financial statements in the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Auditing Standards (“KGAAS”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared fairly, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting.

Emphasis of matter

We draw to attention to Notes 3 and 36, which describes that pursuant to the resolution of shareholders’ meeting held on October 12, 2021, the SK Telecom Co., Ltd. completed the spin-off of certain businesses as of November 1, 2021. The businesses spun off are presented as discontinued operations, and the comparative interim consolidated statement of profit or loss for the three-month period ended March 31, 2021 and related notes have been restated to present the discontinued operations separately from continuing operations. Our conclusion is not modified in respect of this matter.

A member firm of Ernst & Young Global Limited

Other matters

The interim consolidated statement of profit or loss, interim consolidated statement of comprehensive income, interim consolidated statement of changes in equity and interim consolidated statement of cash flows for the three-month period ended March 31, 2021, prepared in accordance with K-IFRS 1034 and presented for comparative purpose, have been reviewed by KPMG Samjong Accounting Corp. whose review report dated May 14, 2021 expressed an unqualified review conclusion.

Moreover, the consolidated statement of financial position as of December 31, 2021, and the related consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended which have been audited by KPMG Samjong Accounting Corp., in accordance with KGAAS (not presented herein), whose report dated March 10, 2022 expressed an unqualified opinion. The accompanying consolidated statement of financial position as of December 31, 2021 presented for comparative purpose is not different, in all material respects, from the above audited consolidated statement of financial position.

May 13, 2022

This report is effective as of May 13, 2022, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim consolidated financial statements and may result in modification to this review report.

A member firm of Ernst & Young Global Limited

SK TELECOM CO., LTD. (the “Parent Company”) AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND DECEMBER 31, 2021 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

The accompanying interim consolidated financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Parent Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position

As of March 31, 2022 and December 31, 2021

(In millions of won)	Note	March 31, 2022 (Unaudited)		December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	29,30	~~W~~	894,661	872,731
Short-term financial instruments	29,30		491,576	508,677
Short-term investment securities	9,29,30		—	5,010
Accounts receivable – trade, net	5,29,30,31		1,981,245	1,913,511
Short-term loans, net	5,29,30,31		73,031	70,817
Accounts receivable – other, net	5,29,30,31,32		621,062	548,362
Contract assets	7,30		74,399	76,698
Prepaid expenses	6		2,019,981	1,987,503
Current tax assets	27		107	77
Derivative financial assets	29,30		30,007	30,110
Inventories, net	8		223,409	204,637
Non-current assets held for sale	35		8,734	8,734
Advanced payments and others	5,29,30,31		126,629	125,798

		6,544,841		6,352,665

Non-Current Assets:
Long-term financial instruments	29,30		375	375
Long-term investment securities	9,29,30		1,636,311	1,715,078
Investments in associates and joint ventures	11		2,218,636	2,197,351
Investment property, net	13		23,416	23,034
Property and equipment, net	12,14,31,32		12,571,404	12,871,259
Goodwill	10		2,075,009	2,072,493
Intangible assets, net	15		3,683,997	3,869,769
Long-term contract assets	7,30		39,389	41,580
Long-term loans, net	5,29,30,31		24,231	21,979
Long-term accounts receivable – other, net	5,29,30,31,32		272,608	275,238
Long-term prepaid expenses	6		1,063,719	1,069,148
Guarantee deposits, net	5,29,30,31		186,902	186,713
Long-term derivative financial assets	29,30		211,675	187,484
Deferred tax assets	27		128	128
Defined benefit assets	19		10,929	18,427
Other non-current assets	5,29,30		11,098	8,556

		24,029,827		24,558,612

Total Assets		~~W~~	30,574,668	30,911,277

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position, Continued

As of March 31, 2022 and December 31, 2021

(In millions of won)	Note	March 31, 2022 (Unaudited)		December 31, 2021
Liabilities and Equity
Current Liabilities:
Accounts payable – trade	29,30,31	~~W~~	151,052	190,559
Accounts payable – other	29,30,31		2,006,674	2,071,870
Withholdings	29,30,31		952,650	790,489
Contract liabilities	7		164,289	166,436
Accrued expenses	29,30		1,119,899	1,295,404
Current tax liabilities	27		249,524	192,221
Derivative financial liabilities	29,30		16	52
Provisions	18,34		67,295	61,656
Short-term borrowings	16,29,30		167,998	12,998
Current installments of long-term debt, net	16,29,30		1,300,526	1,430,324
Current installments of long-term payables – other	17,29,30		393,920	398,823
Lease liabilities	29,30,31		361,397	349,568
Other current liabilities			48	35

		6,935,288		6,960,435

Non-Current Liabilities:
Debentures, excluding current installments, net	16,29,30		6,876,379	7,037,424
Long-term borrowings, excluding current installments, net	16,29,30		546,845	353,122
Long-term payables – other	17,29,30		1,223,821	1,611,010
Long-term lease liabilities	29,30,31		1,238,900	1,184,714
Long-term contract liabilities	7		35,294	36,531
Defined benefit liabilities	19		31,606	13,157
Long-term derivative financial liabilities	29,30		321,025	321,084
Long-term provisions	18		61,540	65,339
Deferred tax liabilities	27		978,667	941,301
Other non-current liabilities	29,30,31		55,836	52,022

		11,369,913		11,615,704

Total Liabilities			18,305,201	18,576,139

Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21		(11,560,041)	(11,623,726)
Retained earnings	22		22,297,108	22,437,341
Reserves	23		738,001	735,238

Equity attributable to owners of the Parent Company			11,505,561	11,579,346
Non-controlling interests			763,906	755,792

Total Equity			12,269,467	12,335,138

Total Liabilities and Equity		~~W~~	30,574,668	30,911,277

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Profit or Loss

For the three-month periods ended March 31, 2022 and 2021

(In millions of won, except for earnings per share)	Note	2022 (Unaudited)		2021 (Unaudited/ Restated)
Continuing operations
Operating revenue:	4,31
Revenue		~~W~~	4,277,208	4,113,097

Operating expenses:	31
Labor			637,113	580,997
Commissions	6		1,310,239	1,303,339
Depreciation and amortization	4		910,884	909,106
Network interconnection			189,390	193,937
Leased lines			67,624	74,385
Advertising			49,237	31,085
Rent			42,081	45,857
Cost of goods sold	8		307,615	279,403
Others	24		330,632	320,772

			3,844,815	3,738,881

Operating profit	4		432,393	374,216
Finance income	4,26		24,317	59,549
Finance costs	4,26		(93,091)	(79,337)
Gain (loss) relating to investments in associates and joint ventures, net	4,11		(38,445)	127,734
Other non-operating income	4,25		15,741	12,585
Other non-operating expenses	4,25		(13,907)	(8,197)

Profit before income tax	4		327,008	486,550
Income tax expense	27		106,663	130,727

Profit from continuing operations			220,345	355,823
Profit of discontinued operations, net of taxes	36		—	216,152

Profit for the period		~~W~~	220,345	571,975

Attributable to:
Owners of the Parent Company		~~W~~	211,253	558,265
Non-controlling interests			9,092	13,710
Earnings per share	28
Basic earnings per share (in won)		~~W~~	953	1,559
Basic earnings per share—continuing operations (in won)			953	963
Diluted earnings per share (in won)			952	1,558
Diluted earnings per share—continuing operations (in won)			952	962

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2022 and 2021

(In millions of won)	Note	2022 (Unaudited)		2021 (Unaudited)
Profit for the period		~~W~~	220,345	571,975
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit plans	19		12,690	(18,782)
Net change in other comprehensive loss of investments in associates and joint ventures	11,23		—	(1,503)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	23		(55,524)	169,679
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	11,23		62,694	114,619
Net change in unrealized fair value of derivatives	23		(10,066)	(3,103)
Foreign currency translation differences for foreign operations	23		3,927	16,131

Other comprehensive income for the period, net of taxes			13,721	277,041

Total comprehensive income		~~W~~	234,066	849,016

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	227,408	835,904
Non-controlling interests			6,658	13,112

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2022 and 2021

(In millions of won)
		Attributable to owners of the Parent Company
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balance as of January 1, 2021		~~W~~	44,639	677,203	22,981,913	40,139	23,743,894	652,349	24,396,243
Total comprehensive income:
Profit for the period			—	—	558,265	—	558,265	13,710	571,975
Other comprehensive income (loss)	11,19,23		—	—	(18,723)	296,362	277,639	(598)	277,041

			—	—	539,542	296,362	835,904	13,112	849,016

Transactions with owners:
Annual dividends			—	—	(641,944)	—	(641,944)	(5,763)	(647,707)
Share option	21		—	47	—	—	47	216	263
Interest on hybrid bonds			—	—	(3,692)	—	(3,692)	—	(3,692)
Acquisition of treasury shares	20		—	(72,982)	—	—	(72,982)	—	(72,982)
Disposal of treasury shares	20		—	29,642	—	—	29,642	—	29,642
Changes in ownership in subsidiaries, etc.			—	6,305	—	—	6,305	12,011	18,316

			—	(36,988)	(645,636)	—	(682,624)	6,464	(676,160)

Balance as of March 31, 2021 (Unaudited)		~~W~~	44,639	640,215	22,875,819	336,501	23,897,174	671,925	24,569,099

Balance as of January 1, 2022		~~W~~	30,493	(11,623,726)	22,437,341	735,238	11,579,346	755,792	12,335,138
Total comprehensive income:
Profit for the period			—	—	211,253	—	211,253	9,092	220,345
Other comprehensive income (loss)	11,19,23		—	—	13,392	2,763	16,155	(2,434)	13,721

			—	—	224,645	2,763	227,408	6,658	234,066

Transactions with owners:
Annual dividends			—	—	(361,186)	—	(361,186)	—	(361,186)
Share option	21		—	74,246	—	—	74,246	—	74,246
Interest on hybrid bonds			—	—	(3,692)	—	(3,692)	—	(3,692)
Disposal of treasury shares	20		—	2,891	—	—	2,891	—	2,891
Changes in ownership in subsidiaries, etc.			—	(13,452)	—	—	(13,452)	1,456	(11,996)

			—	63,685	(364,878)	—	(301,193)	1,456	(299,737)

Balance as of March 31, 2022 (Unaudited)		~~W~~	30,493	(11,560,041)	22,297,108	738,001	11,505,561	763,906	12,269,467

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2022 and 2021

(In millions of won)	Note	2022 (Unaudited)		2021 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	220,345	571,975
Adjustments for income and expenses	33		1,301,819	937,576
Changes in assets and liabilities related to operating activities	33		(144,067)	(522,978)

			1,378,097	986,573
Interest received			8,497	9,034
Dividends received			23	23
Interest paid			(70,154)	(69,616)
Income tax paid			(21,763)	(34,913)

Net cash provided by operating activities			1,294,700	891,101

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	77,894
Decrease in short-term investment securities, net			69,733	41,367
Collection of short-term loans			32,817	43,047
Proceeds from disposals of long-term investment securities			8,768	14,681
Proceeds from disposals of investments in associates and joint ventures			6,880	100,334
Proceeds from disposals of property and equipment			2,058	2,401
Proceeds from disposals of intangible assets			4,870	1,130
Collection of long-term loans			121	1,246
Decrease in guarantee deposits			1,636	1,879
Proceeds from settlement of derivatives			443	403

			127,326	284,382
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(47,297)	—
Increase in short-term loans			(34,290)	(16,070)
Increase in long-term loans			(3,170)	(3,155)
Acquisitions of long-term investment securities			(13,479)	(15,018)
Acquisitions of investments in associates and joint ventures			(3,007)	(8,135)
Acquisitions of property and equipment			(747,510)	(755,139)
Acquisitions of intangible assets			(10,857)	(8,945)
Increase in guarantee deposits			(6,009)	(1,677)
Cash outflow for business combinations, net			(62,312)	—

			(927,931)	(808,139)

Net cash used in investing activities		~~W~~	(800,605)	(523,757)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2022 and 2021

(In millions of won)	Note	2022 (Unaudited)		2021 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		~~W~~	155,000	—
Proceeds from issuance of debentures			149,302	308,757
Proceeds from long-term borrowings			200,000	50,000
Transactions with non-controlling shareholders			168	30,511

			504,470	389,268
Cash outflows for financing activities:
Repayments of long-term payables – other			(400,245)	(426,220)
Repayments of debentures			(480,000)	(280,000)
Repayments of long-term borrowings			(6,250)	(9,342)
Payments of interest on hybrid bonds			(3,692)	—
Repayments of lease liabilities			(87,847)	(97,813)
Acquisition of treasury shares			—	(72,982)
Transactions with non-controlling shareholders			—	(13,503)

			(978,034)	(899,860)

Net cash used in financing activities			(473,564)	(510,592)

Net increase (decrease) in cash and cash equivalents			20,531	(143,248)
Cash and cash equivalents at beginning of the period			872,731	1,369,653
Effects of exchange rate changes on cash and cash equivalents			1,399	4,934

Cash and cash equivalents at end of the period		~~W~~	894,661	1,231,339

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2022, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	20,389,153	9.32
Institutional investors and other shareholders	128,098,793	58.53
Kakao Corp.	3,846,487	1.76
Treasury shares	830,314	0.38

	218,833,144	100.00

These interim consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entity”). SK Inc. is the ultimate controlling entity of the Parent Company.

On November 1, 2021, the date of spin-off, the Parent Company completed the spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments. (See note 36)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

The	list of consolidated subsidiaries as of March 31, 2022 and December 31, 2021 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2022	Dec. 31, 2021
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	74.3	74.3
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	Broadband Nowon Co., Ltd.	Korea	Cable broadcasting services	100.0	100.0
	SAPEON Korea Inc.(*2,3)	Korea	Manufacturing non-memory and other electronic integrated circuits	100.0	—
	SAPEON Inc.(*2,3)	USA	Manufacturing non-memory and other electronic integrated circuits	100.0	—
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiaries owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*2,4)	Korea	Database and Internet website service	100.0	—
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Others(*5)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries, Continued

The list of consolidated subsidiaries as of March 31, 2022 and December 31, 2021 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)	Details of changes in the consolidation scope for the three-month period ended March 31, 2022 are presented in note 1-(4).

(*3)	The Parent Company newly established SAPEON Korea Inc. and SAPEON Inc. for the three-month period ended March 31, 2022.

(*4)

PS&Marketing Corporation acquired 3,099,112 shares (100%) of SK m&service Co., Ltd. at ~~W~~72,859 million in cash for the three-month period ended March 31, 2022 in order to strengthen the distribution competitiveness and improve the synergy within SKT ICT Family.

(*5)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the three-month period ended March 31, 2022 is as follows:

(In millions of won)
	As of March 31, 2022				For the three-month period ended March 31, 2022
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	181,021	55,861	125,160	76,413	6,303
SK Broadband Co., Ltd.		5,914,094	2,995,092	2,919,002	1,028,246	49,489
PS&Marketing Corporation		459,500	242,812	216,688	355,011	1,400
SERVICE ACE Co., Ltd.		86,444	62,877	23,567	50,029	427
SERVICE TOP Co., Ltd.		76,295	54,081	22,214	44,513	994
SK O&S Co., Ltd.		84,284	50,628	33,656	61,075	542
Home & Service Co., Ltd.		123,461	80,386	43,075	101,313	1,495
SK stoa Co., Ltd.		99,626	48,195	51,431	89,479	3,392

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

2)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2021 is as follows:

(In millions of won)
	As of December 31, 2021				2021
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	174,837	52,821	122,016	313,404	8,846
SK Broadband Co., Ltd.		5,971,505	3,091,837	2,879,668	4,058,997	213,468
PS&Marketing Corporation		478,745	263,457	215,288	1,445,540	3,179
SERVICE ACE Co., Ltd.		99,059	66,496	32,563	197,146	2,519
SERVICE TOP Co., Ltd.		72,026	46,067	25,959	185,452	2,066
SK O&S Co., Ltd.		95,748	58,870	36,878	285,591	69
Home & Service Co., Ltd.		131,947	90,775	41,172	405,255	550
SK stoa Co., Ltd.		107,943	59,931	48,012	316,249	19,163

(4) Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation for the three-month period ended March 31, 2022 is as follows:

Subsidiary	Reason
SAPEON Korea Inc.	Established by the Parent Company
SAPEON Inc.	Established by the Parent Company
SK m&service Co., Ltd.	Acquired by PS&Marketing Corporation

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2022 and as of and for the year ended December 31, 2021 are as follows:

(In millions of won)
	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		25.1

	As of March 31, 2022
Current assets	~~W~~	1,284,100
Non-current assets		4,629,994
Current liabilities		(1,231,685)
Non-current liabilities		(1,763,407)
Net assets		2,919,002
Fair value adjustment and others		(33,230)
Net assets on the consolidated financial statements		2,885,772
Carrying amount of non-controlling interests		725,194

	For the three-month period ended March 31, 2022
Revenue	~~W~~	1,028,246
Profit for the period		49,489
Depreciation of the fair value adjustment and others		—
Profit for the period on the consolidated financial statements		49,489
Total comprehensive income		39,333
Profit attributable to non-controlling interests		12,437
Net cash provided by operating activities	~~W~~	209,641
Net cash used in investing activities		(81,596)
Net cash used in financing activities		(90,230)
Effects of exchange rate changes on cash and cash equivalents		90
Net increase in cash and cash equivalents		37,905
Dividends paid to non-controlling interests for the three-month period ended March 31, 2022	~~W~~	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2022 and as of and for the year ended December 31, 2021 are as follows, Continued:

(In millions of won)
SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)	24.9

	As of December 31, 2021
Current assets	~~W~~	1,208,535
Non-current assets		4,762,970
Current liabilities		(1,410,823)
Non-current liabilities		(1,681,014)
Net assets		2,879,668
Fair value adjustment and others		(23,000)
Net assets on the consolidated financial statements		2,856,668
Carrying amount of non-controlling interests		725,540

	2021
Revenue	~~W~~	4,058,997
Profit for the year		213,468
Depreciation of the fair value adjustment and others		—
Profit for the period on the consolidated financial statements		213,468
Total comprehensive income		224,107
Profit attributable to non-controlling interests		53,645
Net cash provided by operating activities	~~W~~	1,064,638
Net cash used in investing activities		(624,191)
Net cash used in financing activities		(237,241)
Effects of exchange rate changes on cash and cash equivalents		(59)
Net increase in cash and cash equivalents		203,147
Dividends paid to non-controlling interests for the year ended December 31, 2021	~~W~~	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) 1034 Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2021. These interim consolidated financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the interim consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2021.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

✓ Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

✓ Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

✓ Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 30.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2021. The Group has not early applied the new and revised K-IFRS and interpretations that have been issued but are not yet effective.

The following new and amended K-IFRS and interpretations are effective from January 1, 2022, initially, but these amended standards are not expected to have a significant impact on the Group’s interim consolidated financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS 1037).

•	Reference to Conceptual Framework (Amendments to K-IFRS 1103).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS 1016).

•	Annual Improvements to K-IFRS 2018-2020.

Meanwhile, as described in note 36, the Parent Company carried out spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments pursuant to the resolution of the Board of Directors on June 10, 2021 and approval of shareholders’ meeting on October 12, 2021. The Group has applied K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations, and accordingly, presented profit or loss of the spin-off business as discontinued operations. The comparative interim consolidated statement of profit or loss for the three-month period ended March 31, 2021 and related notes have been restated to present the discontinued operations separately from continuing operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2022
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,588,021	1,209,798	120,332	4,918,151	(640,943)	4,277,208
Inter-segment revenue		371,876	262,241	6,826	640,943	(640,943)	—
External revenue		3,216,145	947,557	113,506	4,277,208	—	4,277,208
Depreciation and amortization		689,065	248,270	3,846	941,181	(30,297)	910,884
Operating profit		360,669	82,169	3,494	446,332	(13,939)	432,393
Finance income and costs, net							(68,774)
Loss relating to investments in associates and joint ventures, net							(38,445)
Other non-operating income and expense, net							1,834
Profit before income tax							327,008

(In millions of won)
	For the three-month period ended March 31, 2021 (Restated)
	Continuing operations							Discontinued operations
	Cellular services		Fixed-line telecommunication services	Others (*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,505,198	1,162,627	83,638	4,751,463	(638,366)	4,113,097	786,495
Inter-segment revenue		374,653	261,711	2,002	638,366	(638,366)	—	119,131
External revenue		3,130,545	900,916	81,636	4,113,097	—	4,113,097	667,364
Depreciation and amortization		700,105	232,436	2,300	934,841	(25,735)	909,106	87,376
Operating profit (loss)		309,025	81,169	(380)	389,814	(15,598)	374,216	14,565
Finance income and costs, net							(19,788)	(14,055)
Gain relating to investments in associates and joint ventures, net							127,734	194,721
Other non-operating income and expense, net							4,388	2,056
Profit before income tax							486,550	197,287

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

4.	Operating Segments, Continued

(1)	Segment information for the three-month periods ended March 31, 2022 and 2021 are as follows, Continued:

(*) The Parent Company carried out spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments for the year ended December 31, 2021. Accordingly, the Group reclassified SK stoa Co., Ltd. from Commerce Services segment to Others segment.

The Group has restated the previously reported segment information for the three-month period ended March 31, 2021 to reflect reclassification of operating segments due to the spin-off.

Since there are no intersegment sales of inventories or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the three-month periods ended March 31, 2022 and 2021.

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the three-month period ended
		March 31, 2022		March 31, 2021 (Restated)
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	241,070	237,921
Fixed-line telecommunication revenue	Goods and others		18,872	20,081
Other revenue	Others(*2)		103,995	76,002

			363,937	334,004

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		2,526,450	2,486,028
	Cellular interconnection		129,911	121,108
	Other(*4)		316,242	285,488
Fixed-line telecommunication revenue	Fixed-line service		46,173	53,107
	Cellular interconnection		6,606	18,829
	Internet Protocol Television(*5)		449,959	436,087
	International calls		43,998	41,535
	Internet service and miscellaneous(*6)		381,949	331,277
Other revenue	Miscellaneous(*2)		11,983	5,634

			3,913,271	3,779,093

Discontinued operations			—	667,364

		~~W~~	4,277,208	4,780,461

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.

(*2)	Miscellaneous other revenue includes revenue from considerations received for the product sales-type data broadcasting channel use and sales of goods through data broadcasting.

(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.

(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

(*5)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,230,488	(249,243)	1,981,245
Short-term loans		73,700	(669)	73,031
Accounts receivable – other(*)		666,240	(45,178)	621,062
Accrued income		665	—	665
Guarantee deposits (Other current assets)		95,992	—	95,992

		3,067,085	(295,090)	2,771,995
Non-current assets:
Long-term loans		68,766	(44,535)	24,231
Long-term accounts receivable – other(*)		274,486	(1,878)	272,608
Guarantee deposits		187,202	(300)	186,902
Long-term accounts receivable – trade (Other non-current assets)		10,298	(30)	10,268

		540,752	(46,743)	494,009

	~~W~~	3,607,837	(341,833)	3,266,004

(*)	Gross and carrying amounts of accounts receivable – other as of March 31, 2022 include ~~W~~458,426 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,152,358	(238,847)	1,913,511
Short-term loans		71,750	(933)	70,817
Accounts receivable – other(*)		593,109	(44,747)	548,362
Accrued income		762	—	762
Guarantee deposits (Other current assets)		92,046	—	92,046

		2,910,025	(284,527)	2,625,498
Non-current assets:
Long-term loans		66,431	(44,452)	21,979
Long-term accounts receivable – other(*)		277,116	(1,878)	275,238
Guarantee deposits		186,713	—	186,713
Long-term accounts receivable – trade (Other non-current assets)		8,140	(34)	8,106

		538,400	(46,364)	492,036

	~~W~~	3,448,425	(330,891)	3,117,534

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2021 include ~~W~~459,959 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	January 1, 2022		Impairment	Write-offs(*)	Collection of receivables previously written- off	Business combination	March 31, 2022
Accounts receivable – trade	~~W~~	238,881	9,195	(1,909)	3,103	3	249,273
Accounts receivable – other, etc.		92,010	105	(52)	105	392	92,560

	~~W~~	330,891	9,300	(1,961)	3,208	395	341,833

(In millions of won)
	January 1, 2021		Impairment	Write-offs(*)	Collection of receivables previously written- off	March 31, 2021
Accounts receivable – trade	~~W~~	264,498	7,475	(4,686)	855	268,142
Accounts receivable – other, etc.		100,565	(55)	(297)	5,660	105,873

	~~W~~	365,063	7,420	(4,983)	6,515	374,015

(*)	The Group writes off trade and other receivables that are determined to be uncollectable due to reasons, such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are subject to the impairment requirements, no significant expected credit loss has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,896,552	1,886,680
Others		123,429	100,823

	~~W~~	2,019,981	1,987,503

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	982,476	977,236
Others		81,243	91,912

	~~W~~	1,063,719	1,069,148

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2022		March 31, 2021(*)
Amortization and impairment losses recognized	~~W~~	625,230	654,241

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Contract assets:
Allocation of consideration between performance obligations	~~W~~	113,788	118,278
Contract liabilities:
Wireless service contracts		18,674	18,397
Customer loyalty programs		11,200	12,699
Fixed-line service contracts		126,985	118,600
Others		42,724	53,271

	~~W~~	199,583	202,967

(2)

The amount of revenue recognized for the three-month periods ended March 31, 2022 and 2021 related to the contract liabilities carried forward from the prior period are ~~W~~43,165 million and ~~W~~67,245 million, respectively.

8.	Inventories

(1)	Details of inventories as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022				December 31, 2022
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	210,926	(4,654)	206,272	204,545	(3,419)	201,126
Supplies		17,137	—	17,137	3,511	—	3,511

	~~W~~	228,063	(4,654)	223,409	208,056	(3,419)	204,637

(2)

Cost of inventories recognized as operating expenses for the three-month periods ended March 31, 2022 and 2021 are ~~W~~307,615 million and ~~W~~343,367 million, respectively, which are included in cost of goods sold. In addition, valuation losses on inventories which are included in cost of goods sold amount to ~~W~~574 million and ~~W~~403 million for the three-month periods ended March 31, 2022 and 2021, respectively. Write-downs included in other operating expenses for the three-month periods ended March 31, 2022 and 2021 are ~~W~~1,962 million and ~~W~~358 million, respectively. Those amounts include profit or loss of discontinued operations for the three-month period ended March 31, 2021.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

9.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Category	March 31, 2022		December 31, 2021
Beneficiary certificates	FVTPL	~~W~~	—	5,010

(2)	Details of long-term investment securities as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Category		March 31, 2022		December 31, 2021
Equity instruments	FVOCI	(*)	~~W~~	1,431,043	1,510,428
	FVTPL			52,652	57,830

				1,483,695	1,568,258
Debt instruments	FVOCI			1,202	1,177
	FVTPL			151,414	145,643

				152,616	146,820

			~~W~~	1,636,311	1,715,078

(*)

The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of March 31, 2022 and December 31, 2021 are ~~W~~1,431,043 million and ~~W~~1,510,428 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

10.	Business Combinations

(1)	2022

1)	Acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation:

PS&Marketing Corporation obtained control over SK m&service Co., Ltd. by acquiring its 3,099,112 shares (100%) for the three-month period ended March 31, 2022. As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and the difference between the consideration transferred and the carrying amounts of net assets was recognized as capital surplus and others. Subsequent to the acquisition of control, SK m&service Co., Ltd. recognized revenue of ~~W~~18,777 million and net profit of ~~W~~619 million. Meanwhile, assuming that business combination has occurred as of January 1, 2022, the Group would have recognized revenue of ~~W~~57,804 million and net profit of ~~W~~1,157 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	SK m&service Co., Ltd.

Location	16th floor, 34, Supyo-ro, Jung-gu, Seoul, Korea

CEO	Park, Jeong-Min

Industry	Database and Internet website service

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	72,859
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		10,547
Accounts receivable – trade and other, net		76,035
Inventories		3,349
Property and equipment, net		27,138
Intangible assets, net		12,462
Goodwill		2,515
Other assets		10,395
Accounts payable – trade and other		(53,894)
Income tax payable		(399)
Lease liabilities		(6,503)
Provisions		(991)
Defined benefit liabilities		(2,739)
Other liabilities		(18,337)

		59,578

III. Capital surplus and others(I - II)	~~W~~	13,281

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021

1)	Merger of ADT CAPS Co., Ltd. by SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co, Ltd., at the time of merger, SK Infosec Co., Ltd.):

On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency. As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and there is no effect on the assets and liabilities of the consolidated financial statements. After the date of the merger, SK Infosec Co., Ltd. changed its name to ADT CAPS Co., Ltd. and then again, in October 2021, ADT CAPS Co., Ltd. changed its name to SK Shieldus Co., Ltd.

Identifiable assets acquired and liabilities assumed were transferred to the spin-off company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021, Continued

2) Acquisition of Studio Dolphin Co., Ltd. by DREAMUS COMPANY:

DREAMUS COMPANY obtained control over Studio Dolphin Co., Ltd. by acquiring its 10,000 shares(100%) for the year ended December 31, 2021. The consideration transferred was ~~W~~1,500 million in cash, and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~1,465 million was recognized as goodwill.

Identifiable assets acquired and liabilities assumed and goodwill were transferred to the spin-off company.

(i)	Summary of the acquiree

Information of Acquiree

Corporate name	Studio Dolphin Co., Ltd.

Location	3rd floor, 10, Jandari-ro 7an-gil, Mapo-gu, Seoul, Korea

CEO	Kim, Dong-Hee

Industry	Music and sound recording business

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	1,500
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		20
Accounts receivable – trade and other, net		31
Other assets		7
Accounts payable – trade and other		(4)
Short-term borrowings		(2)
Other liabilities		(17)

		35

III. Goodwill(I - II)	~~W~~	1,465

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021, Continued

3) Acquisition of YLP Inc. by T map Mobility Co., Ltd.:

T map Mobility Co., Ltd. obtained control over YLP Inc. by acquiring its 168,012 shares(100%). during the year ended December 31, 2021. The consideration transferred was ~~W~~79,000 million, among which ~~W~~55,598 million was paid in cash to acquire 118,242 shares(70.4%) and on June 29, 2021, T map Mobility Co., Ltd. issued 267,700 of its new common shares (with a fair value of ~~W~~23,402 million) to the shareholders of YLP Inc. in exchange for the remaining 49,770 shares(29.6%) owned by those shareholders. The difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~69,516 million was recognized as goodwill.

Identifiable assets acquired and liabilities assumed and goodwill were transferred to the spin-off company.

(i)	Summary of the acquiree

Information of Acquiree

Corporate name	YLP Inc.

Location	1740, Cheongwon-ro, Pyeongtaek-si, Gyeonggi-do, Korea

CEO	Lee, Hyeok-Ju

Industry	Freight forwarders and cargo agents

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	55,598
Fair value of shares of T map Mobility Co., Ltd.		23,402
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,897
Financial instruments		4,000
Accounts receivable – trade and other, net		4,480
Property and equipment, net		431
Intangible assets, net		3,595
Other assets		325
Borrowings		(1,000)
Accounts payable – trade and other		(3,542)
Lease liabilities		(327)
Other liabilities		(48)
Deferred tax liabilities		(327)

		9,484

III. Goodwill(I - II)	~~W~~	69,516

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021, Continued

4) Acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd.:

One Store Co., Ltd. obtained control over Rokmedia Co., Ltd. by acquiring its 60,000 shares(100%) for the year ended December 31, 2021. The consideration transferred was ~~W~~40,000 million in cash, and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~33,641 million was recognized as goodwill.

Identifiable assets acquired and liabilities assumed and goodwill were transferred to the spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Rokmedia Co., Ltd.

Location	3rd floor, 330, Seongam-ro, Mapo-gu, Seoul, Korea

CEO	Kang, Jun-Gyu / Kim, Jeong-Su

Industry	Publishing and telecommunications retail business

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	40,000
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		719
Financial instruments		2,170
Accounts receivable – trade and other, net		1,374
Inventories		933
Other assets		3,212
Short-term loans, net		30
Property and equipment, net		792
Intangible assets, net		2,677
Accounts payable – trade and other		(1,885)
Contract liabilities		(1,401)
Borrowings		(1,485)
Provisions		(385)
Lease liabilities		(56)
Other liabilities		(111)
Deferred tax liabilities		(135)
Income tax payable		(90)

		6,359

III. Goodwill(I - II)	~~W~~	33,641

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021, Continued

5) Acquisition of GOOD SERVICE Co., Ltd. by T map Mobility Co., Ltd.:

T map Mobility Co., Ltd. obtained control by acquiring 2,000 shares (100%) of GOOD SERVICE Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ~~W~~10,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~4,844 million was recognized as goodwill.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of Acquiree

Corporate name	GOOD SERVICE Co., Ltd.

Location	4th floor, 54, Daeheung-ro, Mapo-gu, Seoul, Korea

CEO	Kim, Seung-Wook

Industry	Surrogate driving service business and related business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,000
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,328
Financial instruments		116
Accounts receivable – trade and other, net		1,881
Property and equipment, net		116
Intangible assets, net		3,492
Accounts payable – trade and other		(883)
Other liabilities		(85)
Deferred tax liabilities		(696)
Lease liabilities		(113)

		5,156

III. Goodwill(I - II)	~~W~~	4,844

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)		March 31, 2022			December 31, 2021
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	828,647	27.3	~~W~~	793,754
Korea IT Fund(*1)	Korea	63.3		340,002	63.3		339,976
HanaCard Co., Ltd.(*2)	Korea	15.0		358,163	15.0		349,866
UniSK	China	49.0		20,180	49.0		19,156
SK Technology Innovation Company	Cayman Islands	49.0		65,617	49.0		86,301
SK MENA Investment B.V.	Netherlands	32.1		15,633	32.1		15,343
SK Latin America Investment S.A.	Spain	32.1		14,020	32.1		14,004
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		359,564	20.0		348,782
Pacific Telecom Inc.(*2)	USA	15.0		45,151	15.0		43,789
S.M. Culture & Contents Co., Ltd.	Korea	23.1		58,962	23.1		60,261
Digital Games International Pte. Ltd.	Singapore	33.3		2,191	33.3		2,208
Invites Healthcare Co., Ltd.	Korea	27.1		15,942	27.1		26,474
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		12,783	27.3		12,525
Home Choice Corp.(*2)	Korea	17.8		2,917	17.8		3,052
CMES Inc.(*2,3)	Korea	7.7		900	—		—
12CM JAPAN and others(*2,4)	—	—		68,430	—		72,605

			2,209,102			2,188,096

Investments in joint ventures:
Finnq Co., Ltd. (*6)	Korea	49.0		5,609	49.0		7,255
UTC Kakao-SK Telecom ESG Fund(*5,6)	Korea	48.2		3,925	48.2		2,000

				9,534			9,255

			~~W~~2,218,636			2,197,351

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*3)	As the Group obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the three-month period ended March 31, 2022.

(*4)

The Group additionally contributed ~~W~~1,000 million in cash to Smart SKT Infinitum Game Fund for the three-month period ended March 31, 2022, but there is no change in the ownership interest. In addition, the Group disposed the shares of Start-up Win-Win Fund (~~W~~4,850 million) at ~~W~~5,800 million in cash from which it recognized ~~W~~950 million of gain relating to investments in associates and disposed the shares of Daekyo Wipoongdangdang Contents Korea Fund (~~W~~1,080 million) at ~~W~~1,080 million in cash the for the three-month period ended March 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2022 and December 31, 2021 are as follows, Continued:

(*5)	The Group additionally contributed ~~W~~2,000 million in cash for the three-month period ended March 31, 2022, but there is no change in the ownership interest.

(*6)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	The market value of investments in listed associates as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	March 31, 2022				December 31, 2021
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
S.M.Culture & Contents Co.,Ltd.	~~W~~	5,200	22,033,898	114,576	4,485	22,033,898	98,822

.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of significant associates as of and for the three-month period ended March 31, 2022 and as of and for the year ended December 31, 2021 are as follows:

(In millions of won)
	HanaCard Co., Ltd.		Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.

	As of March 31, 2022
Current assets	~~W~~	9,263,558	120,426	1,076,812	78,362
Non-current assets		444,735	416,419	2,040,459	3,008,286
Current liabilities		2,189,626	—	47,094	421,807

Non-current liabilities		5,430,168	—	337,976	—

	For the three-month period ended March 31, 2022
Revenue	~~W~~	293,141	—	13,245	45
Profit (loss) for the period		54,594	41	(7,692)	(4,004)
Other comprehensive income		3,344	—	—	—

Total comprehensive income (loss)		57,938	41	(7,692)	(4,004)

(In millions of won)
	HanaCard Co., Ltd.		Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.

	As of December 31, 2021
Current assets	~~W~~	9,130,044	117,172	1,124,219	133,110
Non-current assets		465,333	419,632	1,849,102	2,853,184
Current liabilities		1,281,783	—	53,199	412,962

Non-current liabilities		6,284,587	—	316,470	—

	2021
Revenue	~~W~~	1,270,568	58,741	80,241	9,945
Profit (loss) for the year		250,484	50,107	933,475	(188,678)
Other comprehensive income (loss)		909	(6,847)	326,661	304,700

Total comprehensive income		251,393	43,260	1,260,136	116,022

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
KEB HanaCard Co., Ltd.	~~W~~	2,088,498	15.0	313,275	44,888	358,163
Korea IT Fund		536,845	63.3	340,002	—	340,002
SK China Company Ltd.(*)		2,731,880	27.3	745,017	83,630	828,647
SK South East Asia Investment Pte. Ltd.(*)		1,797,820	20.0	359,564	—	359,564

(In millions of won)
	December 31, 2021
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
KEB HanaCard Co., Ltd.	~~W~~	2,029,007	15.0	304,351	45,515	349,866
Korea IT Fund		536,804	63.3	339,976	—	339,976
SK China Company Ltd.(*)		2,603,336	27.3	709,961	83,793	793,754
SK South East Asia Investment Pte. Ltd.(*)		1,743,908	20.0	348,782	—	348,782

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended March 31, 2022
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	793,754	—	(14,053)	48,946	—	828,647
Korea IT Fund		339,976	—	26	—	—	340,002
KEB HanaCard Co., Ltd.		349,866	—	7,560	737	—	358,163
UniSK		19,156	—	647	377	—	20,180
SK Technology Innovation Company		86,301	—	(22,219)	1,535	—	65,617
SK MENA Investment B.V.		15,343	—	(1)	291	—	15,633
SK Latin America Investment S.A.		14,004	—	29	(13)	—	14,020
SK South East Asia Investment Pte. Ltd.		348,782	—	(523)	11,305	—	359,564
Pacific Telecom Inc.		43,789	—	782	580	—	45,151
S.M. Culture & Contents Co., Ltd.		60,261	—	(1,328)	—	29	58,962
Digital Games International Pte. Ltd.		2,208	—	(49)	32	—	2,191
Invites Healthcare Co., Ltd.		26,474	—	(10,500)	(32)	—	15,942
Nam Incheon Broadcasting Co., Ltd.		12,525	—	258	—	—	12,783
Home Choice Corp.		3,052	—	(136)	1	—	2,917
CMES Inc.(*1)		—	—	—	—	900	900
12CM JAPAN and others(*2)		72,605	(4,923)	2,006	(1,258)	—	68,430

		2,188,096	(4,923)	(37,501)	62,501	929	2,209,102
Investments in joint ventures:
Finnq Co., Ltd.		7,255	—	(1,848)	202	—	5,609
UTC Kakao-SK Telecom ESG Fund		2,000	2,000	(75)	—	—	3,925

		9,255	2,000	(1,923)	202	—	9,534

	~~W~~	2,197,351	(2,923)	(39,424)	62,703	929	2,218,636

(*1)	As the Group obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the three-month period ended March 31, 2022.

(*2)

The acquisition for the three-month period ended March 31, 2022 includes ~~W~~1,000 million of cash investment in Smart SKT Infinitum Game Fund and ~~W~~7 million of cash investment in VENTURE CAPITAL, LLC. The disposal for the three-month period ended March 31, 2022 includes ~~W~~4,850 million relating to disposal of the part of shares of Start-up Win-Win Fund and ~~W~~1,080 million relating to disposal of the part of shares of Daekyo Wipoongdangdang Contents Korea Fund.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2022 and 2021 are as follows, Continued:

(In millions of won)	For the three-month period ended March 31, 2021
	Beginning balance		Acquisition and Disposal	Share of profits (losses)(*4)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	555,133	—	32	32,146	—	587,311
Korea IT Fund		323,294	—	15	—	—	323,309
KEB HanaCard Co., Ltd.		314,930	—	10,259	(195)	—	324,994
SK Telecom CS T1 Co., Ltd.		53,010	—	(3,699)	(76)	—	49,235
NanoEnTek, Inc.		43,190	—	836	30	—	44,056
UniSK		15,700	—	335	471	—	16,506
SK Technology Innovation Company		41,579	—	17,314	1,832	—	60,725
SK MENA Investment B.V.		14,043	—	(1)	531	—	14,573
SK hynix Inc.(*1)		12,251,861	—	208,154	58,926	(170,937)	12,348,004
SK Latin America Investment S.A.		13,930	—	(36)	(103)	—	13,791
Grab Geo Holdings PTE. LTD.		30,063	—	—	—	—	30,063
SK South East Asia Investment Pte. Ltd.		311,990	—	4,235	20,834	—	337,059
Pacific Telecom Inc.		39,723	—	—	984	—	40,707
S.M. Culture & Contents Co., Ltd.		62,248	—	(2,095)	268	—	60,421
Contents Wavve Co., Ltd.		75,803	—	(6,728)	—	—	69,075
Hello Nature Co., Ltd.(*2)		11,969	—	(2,665)	—	(1,730)	7,574
Digital Games International Pte. Ltd.		6,449	—	(1,583)	123	—	4,989
Invites Healthcare Co., Ltd.		25,536	7,000	(2,617)	4	—	29,923
Nam Incheon Broadcasting Co., Ltd.		10,902	—	570	—	—	11,472
NANO-X IMANGING LTD.		28,484	—	—	—	1,192	29,676
Home Choice Corp.		3,585	—	(151)	—	—	3,434
Carrot General Insurance Co., Ltd.		13,469	—	(2,500)	(125)	—	10,844
12CM JAPAN and others(*3)		65,750	2,007	970	(958)	340	68,109

		14,312,641	9,007	220,645	114,692	(171,135)	14,485,850
Investments in joint ventures:
Dogus Planet, Inc.		15,071	—	611	(1,424)	—	14,258
Finnq Co., Ltd.		13,342	—	(1,669)	(118)	—	11,555
NEXTGEN BROADCAST SERVICES CO., LLC		5,850	5,570	—	—	342	11,762
NEXTGEN ORCHESTRATION, LLC		1,600	—	—	—	67	1,667
Techmaker GmbH		5,609	—	—	—	—	5,609

		41,472	5,570	(1,058)	(1,542)	409	44,851

	~~W~~	14,354,113	14,577	219,587	113,150	(170,726)	14,530,701

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2022 and 2021 are as follows, Continued:

(*1)	Other increase (decrease) includes the dividends declared by SK hynix Inc. for the three-month period ended March 31, 2021.

(*2)	The Group recognized ~~W~~1,730 million of impairment loss for the investments in Hello Nature Co., Ltd. for the three-month period ended March 31, 2021.

(*3)

The acquisition for the three-month period ended March 31, 2021 includes ~~W~~1,000 million of cash investment in Studio Yesone Co., Ltd., ~~W~~1,000 million of cash investment in SONNORI Corp. and ~~W~~334 million relating to contribution of WALDEN SKT VENTURE FUND. The disposal for the three-month period ended March 31, 2021 includes ~~W~~334 million relating to disposal of the part of shares of KDX Korea Data Exchange.

(*4)	Includes amounts related to discontinued operations.

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of March 31, 2022 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the three-month period ended March 31, 2022		Cumulative loss	For the three-month period ended March 31, 2022	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	30	8,573	—	—
Daehan Kanggun BcN Co., Ltd. and others		—	5,780	—	(124)

	~~W~~	30	14,353	—	(124)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

12.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Business combination(*)	Ending balance
Land	~~W~~	972,800	—	(3)	3,055	—	2,789	978,641
Buildings		794,453	137	(100)	13,240	(13,479)	8,583	802,834
Structures		291,279	1	—	6,826	(9,505)	—	288,601
Machinery		7,997,927	58,491	(910)	322,304	(575,956)	—	7,801,856
Other		487,716	86,709	(286)	(59,053)	(24,422)	8,554	499,218
Right-of-use assets		1,559,333	167,149	(16,098)	(7,007)	(99,792)	6,331	1,609,916
Construction in progress		767,751	115,306	(237)	(293,363)	—	881	590,338

	~~W~~	12,871,259	427,793	(17,634)	(13,998)	(723,154)	27,138	12,571,404

(*)	Includes assets from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.

(In millions of won)
	For the three-month period ended March 31, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation(*)	Reclassified as held for sale	Ending balance
Land	~~W~~	1,039,323	—	—	5,836	—	(20,507)	1,024,652
Buildings		858,606	280	(158)	15,498	(13,824)	(8,669)	851,733
Structures		317,403	524	(1)	7,723	(9,365)	(6,104)	310,180
Machinery		8,376,212	47,345	(6,000)	368,505	(604,038)	—	8,182,024
Other		653,616	107,708	(181)	(89,973)	(49,320)	—	621,850
Right-of-use assets		1,472,035	192,210	(83,916)	—	(110,294)	—	1,470,035
Construction in progress		659,882	122,243	(86)	(342,041)	—	—	439,998

	~~W~~	13,377,077	470,310	(90,342)	(34,452)	(786,841)	(35,280)	12,900,472

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

13.	Investment Property

(1)	Changes in investment property for the three-month period ended March 31, 2022 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,071	181	—	6,252
Buildings		7,353	231	(181)	7,403
Right-of-use assets		9,610	516	(365)	9,761

	~~W~~	23,034	928	(546)	23,416

(2)	The Group recognized lease income of ~~W~~1,261 million for the three-month period ended March 31, 2022 from investment property.

14.	Leases

(1)	Details of the right-of-use assets as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Land, buildings and structures	~~W~~	1,425,129	1,392,925
Others		184,787	166,408

	~~W~~	1,609,916	1,559,333

(2)	Details of amounts recognized in the interim consolidated statements of profit or loss for the three-month periods ended March 31, 2022 and 2021 as a lessee are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021(*)
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	84,110	90,175
Others		15,682	20,119

		99,792	110,294

Interest expense on lease liabilities	~~W~~	6,557	5,470

(*)	Includes amounts related to discontinued operations.

Expenses related to short-term leases and leases of low-value assets the Group recognized are not material.

(3)

The total cash outflows due to lease payments for the three-month periods ended March 31, 2022 and 2021 amounted to ~~W~~96,747 million and ~~W~~111,058 million, respectively. Meanwhile, the amounts for the three-month period ended March 31, 2021 include cash flows from discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

15.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Business combination(*)	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(119,195)	—	2,440,494
Land usage rights		2,732	—	—	—	(457)	—	2,275
Industrial rights		55,954	2,014	—	(105)	(1,170)	3	56,696
Development costs		200	—	—	—	(77)	657	780
Facility usage rights		17,874	204	(1)	34	(1,341)	—	16,770
Customer relations		327,257	—	—	—	(6,772)	—	320,485
Club memberships(*1)		88,494	1,719	(4,655)	—	—	1,389	86,947
Other(*2)		817,569	6,374	—	18,749	(93,555)	10,413	759,550

	~~W~~	3,869,769	10,311	(4,656)	18,678	(222,567)	12,462	3,683,997

(*)	Includes assets from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.

(In millions of won)
	For the three-month period ended March 31, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Amortization(*3)	Ending balance
Frequency usage rights	~~W~~	1,932,765	—	—	—	(124,527)	1,808,238
Land usage rights		4,720	—	—	—	(594)	4,126
Industrial rights		71,442	1,655	(1)	(119)	(1,555)	71,422
Development costs		9,364	83	—	—	(952)	8,495
Facility usage rights		21,880	180	(3)	2	(1,526)	20,533
Customer relations		919,863	—	(56)	—	(15,072)	904,735
Club memberships(*1)		106,865	1,334	(418)	—	—	107,781
Brands(*1)		374,096	—	—	—	—	374,096
Other(*2)		995,199	3,330	(4)	44,437	(102,512)	940,450

	~~W~~	4,436,194	6,582	(482)	44,320	(246,738)	4,239,876

(*1)	Club memberships and brands are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.
(*3)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

15.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of March 31, 2022 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	186,641	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		493,654	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		576,735	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		371,007	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		802,924	5G service	Apr. 2019	Nov. 2028
28GHz license		9,533	5G service	Jan. 2021	Nov. 2023

	~~W~~	2,440,494

16.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	March 31, 2022		December 31, 2021
Short-term borrowings	Woori Bank	2.59	~~W~~	50,000	—
	KIWOOM Securities Co., Ltd.	1.81		50,000	—
	Shinhan Investment Corp.	1.81		50,000	—
	Hana Financial Investment Co., Ltd.	4.20		4,642	4,642
	DB Financial Investment Co., Ltd.	4.00		2,785	2,785
	Shinhan Investment Corp.	4.20		5,571	5,571
	Shinhan Bank	3.30		5,000	—

			~~W~~	167,998	12,998

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

16.	Borrowings and Debentures, Continued

(2)	Changes in long-term borrowings for the three-month period ended March 31, 2022 are as follows:

(In millions of won, thousands of other currencies)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	41,065
Non-current					353,122

As of January 1, 2022					394,187

New long-term borrowings:
	DBS Bank Ltd.	2.68	Mar. 10, 2025		200,000
Repayments of long-term borrowings:
	Korea Development Bank(*1)	3M CD + 0.71	Dec. 21, 2022		(3,125)
	Credit Agricole CIB(*1)	3M CD + 0.82	Dec. 14, 2023		(3,125)

					(6,250)

Other changes(*2)					166
Current(*3)					41,258
Non-current(*3)					546,845

As of March 31, 2022				~~W~~	588,103

(*1)	As of March 31, 2022, 3M CD rate is 1.51%.
(*2)	Other changes include the effects on foreign currency translation of long-term borrowings and changes in present value discount for the three-month period ended March 31, 2022.
(*3)	~~W~~6,286 million were reclassified from non-current to current for the three-month period ended March 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

16.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the three-month period ended March 31, 2022 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,390,000	1,389,259
Non-current					7,058,250	7,037,424

As of January 1, 2022					8,448,250	8,426,683
Debentures newly issued:
Unsecured corporate bonds(*1)	Refinancing fund	2.58	Jan. 24, 2025		100,000	99,545
		2.92	Jan. 25, 2032		50,000	49,757

					150,000	149,302

Debentures repaid:
Unsecured corporate bonds	Operating and refinancing fund	2.40	Feb. 26, 2022		(100,000)	(100,000)
Unsecured corporate bonds	Operating fund	2.03	Mar. 6, 2022		(180,000)	(180,000)
Unsecured corporate bonds(*1)	Operating fund	2.26	Feb. 3, 2022		(150,000)	(150,000)
Unsecured corporate bonds(*1)	Refinancing fund	2.00	Mar. 26, 2022		(50,000)	(50,000)

					(480,000)	(480,000)

Other changes(*2)					37,950	39,662
Current(*3)					1,260,000	1,259,268
Non-current(*3)					6,896,200	6,876,379

As of March 31, 2022				~~W~~	8,156,200	8,135,647

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the three-month period ended March 31, 2022.
(*3)	~~W~~350,010 million were reclassified from non-current to current for the three-month period ended March 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

17.	Long-term Payables – other

(1)	As of March 31, 2022 and December 31, 2021, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 15):

(In millions of won)
	March 31, 2022		December 31, 2021
Long-term payables - other	~~W~~	1,690,470	2,090,715
Present value discount on long-term payables – other		(72,729)	(80,882)
Current installments of long-term payables – other		(393,920)	(398,823)

Carrying amount at December 31	~~W~~	1,223,821	1,611,010

(2)

The principal amounts of long-term payables – other repaid for the three-month periods ended March 31, 2022 and 2021 are ~~W~~400,245 and ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of March 31, 2022 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	400,245
1~3 years		738,300
3~5 years		460,538
More than 5 years		91,387

	~~W~~	1,690,470

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

18.	Provisions

Changes in provisions for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2022								As of March 31, 2022
	Beginning balance		Increase	Utilization	Reversal	Other	Business combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	114,731	1,343	(1,623)	(62)	35	991	115,415	64,804	50,611
Emission allowance		1,885	722	—	(666)	—	—	1,941	1,941	—
Other provisions		10,379	1,130	(1)	(11)	(18)	—	11,479	550	10,929

	~~W~~	126,995	3,195	(1,624)	(739)	17	991	128,835	67,295	61,540

(In millions of won)
	For the three-month period ended March 31, 2021							As of March 31, 2021
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	113,653	3,655	(1,568)	(318)	31	115,453	48,690	66,763
Emission allowance		7,424	271	—	(712)	—	6,983	6,983	—
Other provisions(*)		29,800	1,061	(7,405)	(6)	—	23,450	12,176	11,274

	~~W~~	150,877	4,987	(8,973)	(1,036)	31	145,886	67,849	78,037

(*)	~~W~~11,312 million of current provisions are included in other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

19.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	1,061,950	1,035,016
Fair value of plan assets		(1,041,273)	(1,040,286)

Defined benefit assets(*)		(10,929)	(18,427)

Defined benefit liabilities		31,606	13,157

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of the Group entities with defined benefit assets of other Group entities, defined benefit assets of the Group entities have been separately presented from defined benefit liabilities.

(2)	Changes in present value of defined benefit obligations for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2022		March 31, 2021
Beginning balance	~~W~~	1,035,016	1,278,550
Current service cost		34,233	48,245
Interest cost		6,555	7,184
Remeasurement - Demographic assumption		(5,672)	—
- Financial assumption		(31,830)	—
- Adjustment based on experience		14,779	22,166
Business combinations		29,357	—
Benefit paid		(24,202)	(30,582)
Others		3,714	(2,960)

Ending balance	~~W~~	1,061,950	1,322,603

(3)	Changes in fair value of plan assets for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2022		March 31, 2021
Beginning balance	~~W~~	1,040,286	1,127,163
Interest income		6,521	6,288
Remeasurement		(4,495)	(1,901)
Contributions		7,534	12,002
Benefit paid		(38,398)	(37,991)
Business combinations		26,618	—
Others		3,207	(4,133)

Ending balance	~~W~~	1,041,273	1,101,428

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

19.	Defined Benefit Liabilities (Assets), Continued

(4)

Total cost of defined benefit plan, which is recognized in profit or loss (included in labor in the interim consolidated statements of profit or loss) and capitalized into construction-in-progress, for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2022		March 31, 2021(*)
Current service cost	~~W~~	34,233	48,245
Net interest cost		34	896

	~~W~~	34,267	49,141

(*)	Includes amounts related to discontinued operations.

20.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	March 31, 2022		December 31, 2021
Number of authorized shares		670,000,000	670,000,000
Number of issued shares(*1)		218,833,144	218,833,144
Share capital:
Common share(*2)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(38,041)	(57,314)
Hybrid bonds(*3)		398,759	398,759
Share option(Note 21)		1,992	47,166
Others(*4)		(13,693,751)	(13,783,337)

	~~W~~	(11,560,041)	(11,623,726)

(*1)

As a result of stock split and spin-off for the year ended December 31, 2021, the number of shares that the Parent Company is allowed to issue under article of incorporation changed from 220,000,000 shares with a par value of ~~W~~500 to 670,000,000 shares with a par value of ~~W~~100.

(*2)

The Parent Company’s share capital decreased by ~~W~~14,146 million as a result of spin-off for the year ended December 31, 2021. In addition, the Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation; as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s issued shares have decreased without change in share capital.

(*3)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

20.	Share Capital and Capital Surplus and Others, Continued

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of March 31, 2022 and December 31, 2021 are as follows, Continued:

(*4)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

(2)	There were no changes in share capital for the three-month periods ended March 31, 2022 and 2021, and details of shares outstanding as of March 31, 2022 and 2021 are as follows:

(In shares)	March 31, 2022			March 31, 2021
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	830,314	218,002,830	80,745,711	9,585,568	71,160,143

(3)	Details of treasury shares as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	March 31, 2022		December 31, 2021
Number of shares(*)		830,314	1,250,992
Acquisition cost	~~W~~	38,041	57,314

(*)

The Parent Company distributed 420,678 treasury shares (acquisition cost: ~~W~~19,273 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~4,393 million for the three-month period ended March 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

21.	Share-based Payment

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Equity-settled share-based payment arrangement

Parent Company
Series
	1-2	1-3	2	3	4	5(*2)	6(*2)
Grant date	March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares(*1) (in share)	67,320	67,320	4,124	12,685	5,266	381,937	94,657
Exercise price(*1) (in won)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2020	Mar. 25, 2021	Feb. 21, 2020	Feb. 23, 2021	Mar. 27, 2021	Mar. 27, 2023	Mar. 26, 2023
	~	~	~	~	~	~	~
	Mar. 24, 2023	Mar. 24, 2024	Feb. 20, 2023	Feb. 22, 2024	Mar. 26, 2024	Mar. 26, 2027	Mar. 25, 2026
Vesting conditions	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Parent Company
Series
	7-1	7-2
Grant date	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	120,441
Exercise price (in won)	56,860	56,860
Exercise period	Mar. 26, 2025	Mar. 26, 2024
	~	~
	Mar. 25, 2029	Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

21.	Share-based Payment, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	Share appreciation rights of SK Telecom Co., Ltd.(*3)	Share appreciation rights of SK Square Co., Ltd.(*3)

Grant date	January 1, 2021
Grant method	Cash settlement
Number of shares (in shares)(*1)	207,686	134,253
Exercise price (in won)(*1)	50,276
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024
Vesting conditions	2 years’ service from the grant date

(*1)

Number of shares granted and exercise price are adjusted as a result of stock split and spin-off for the year ended December 31, 2021, and the remaining part of 1-1st share option was fully exercised for the three-month period ended March 31, 2022.

(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2021.

(*3)

The Parent Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value on the beginning of the prior year and granted cash settled share appreciation rights to executives. Meanwhile, parts of the grant that have not met the vesting conditions have been forfeited for the three-month period ended March 31, 2022.

As a result of spin-off during the year ended December 31, 2021, there are no share options granted by subsidiaries of the Parent Company as of March 31, 2022.

(2)	Share compensation expense recognized for the three-month period ended March 31, 2022 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2021	~~W~~	76,979
For the three-month period ended March 31, 2022		74,246
In subsequent periods		5,135

	~~W~~	156,360

As of March 31, 2022, the carrying amount of liabilities recognized by the Group in relation to the cash-settled share-based payment arrangement is ~~W~~2,257 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

21.	Share-based Payment, Continued

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date, and the inputs used in the model are as follows:

1)	Equity-settled share-based payment arrangement

(In won)	Parent Company
	1-2	1-3	2	3	4	5	6	7-1	7-2
Risk-free interest rate	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%	2.80%	2.68%
Estimated option’s life	6 years	7 years	5 years	5 years	5 years	7 years	5 years	5 years	5 years
Share price (Closing price on the preceding day)(*)	52,500	52,500	48,700	51,800	50,600	34,900	49,800	57,300	57,300
Expected volatility	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%	24.20%	24.20%
Expected dividends	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%	3.40%	3.40%
Exercise price(*)	53,298	57,562	50,824	53,052	50,862	38,452	50,276	56,860	56,860
Per-share fair value of the option(*)	4,048	3,096	4,798	1,720	1,622	192	8,142	11,772	10,435

2)	Cash-settled share-based payment arrangement

(In won)	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.
Risk-free interest rate	2.37%	2.37%
Estimated option’s life	3.25 years	3.25 years
Share price on the remeasurement date	56,900	56,800
Expected volatility	24.20%	24.20%
Expected dividends	3.50%	0.00%
Exercise price(*)	50,276	50,276
Per-share fair value of the option	9,591	12,231

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off during the year ended December 31, 2021.

Meanwhile, the Board of Directors of the Parent Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based payment transactions in accordance with K-IFRS 1102, and 505,350 shares (before stock split) were granted on October 12, 2021(grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to the spin-off company on November 1, 2021. Vesting conditions are 6 months from the grant date, and per-share fair value on the grant date are measured at ~~W~~300,500 that is closing price of common shares on the grant date before stock split and spin-off. The fair value of these share-based payment on the grant date is ~~W~~151,858 million, among which the awards with a fair value of ~~W~~9,935 million were transferred to the spin-off company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

22.	Retained Earnings

Retained earnings as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		13,996,438	15,996,438
Unappropriated retained earnings		8,278,350	6,418,583

	~~W~~	22,297,108	22,437,341

23.	Reserves

(1) Details of reserves, net of taxes, as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Valuation gain on financial assets at FVOCI	~~W~~	577,716	633,240
Other comprehensive income of investments in associates and joint ventures		116,464	53,770
Valuation gain on derivatives		25,600	33,918
Foreign currency translation differences for foreign operations		18,221	14,310

	~~W~~	738,001	735,238

(2) Changes in reserves for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2021	~~W~~	438,979	(392,333)	17,615	(24,122)	40,139
Changes, net of taxes		169,679	113,115	(2,733)	16,301	296,362
Balance at March 31, 2021	~~W~~	608,658	(279,218)	14,882	(7,821)	336,501
Balance at January 1, 2022	~~W~~	633,240	53,770	33,918	14,310	735,238
Changes, net of taxes		(55,524)	62,694	(8,318)	3,911	2,763

Balance at March 31, 2022	~~W~~	577,716	116,464	25,600	18,221	738,001

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

24.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2022		March 31, 2021 (Restated)
Communication	~~W~~	7,549	8,504
Utilities		95,213	87,497
Taxes and dues		7,899	6,524
Repair		96,272	95,985
Research and development		78,081	83,499
Training		7,050	6,164
Bad debt expenses		9,195	6,876
Travel		2,753	1,563
Supplies and other		26,620	24,160

	~~W~~	330,632	320,772

25.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2022		March 31, 2021 (Restated)
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	4,923	2,529
Others		10,818	10,056

	~~W~~	15,741	12,585

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	2,119	2,363
Donations		5,250	3,567
Other bad debt expenses		108	84
Others		6,430	2,183

	~~W~~	13,907	8,197

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

26.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended December 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2022		March 31, 2021 (Restated)
Finance Income:
Interest income	~~W~~	9,810	8,515
Gain on sale of accounts receivable – other		1,043	7,921
Dividend income		1,517	1,039
Gain on foreign currency transactions		1,351	854
Gain on foreign currency translations		2,704	5,914
Gain relating to financial assets at FVTPL		7,892	35,306

	~~W~~	24,317	59,549

Finance Costs:
Interest expenses	~~W~~	73,925	68,365
Loss on sale of accounts receivable – other		2,837	—
Loss on foreign currency transactions		1,145	519
Loss on foreign currency translations		9,999	5,398
Loss relating to financial assets at FVTPL		5,185	5,055

	~~W~~	93,091	79,337

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2022		March 31, 2021(*)
Interest income on cash equivalents and financial instruments	~~W~~	3,676	5,210
Interest income on loans and others		6,134	7,040

	~~W~~	9,810	12,250

(*) Includes amounts related to discontinued operations.

(3) Details of interest expenses included in finance costs for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2022		March 31, 2021(*)
Interest expense on borrowings	~~W~~	3,222	18,416
Interest expense on debentures		52,438	56,056
Others		18,265	12,023

	~~W~~	73,925	86,495

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

26.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2022		March 31, 2021(*)
Accounts receivable – trade	~~W~~	9,195	7,475
Other receivables		105	(55)

	~~W~~	9,300	7,420

(*)	Includes amounts related to discontinued operations.

27.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

28.	Earnings per Share

The Parent Company carried out stock split on October 28, 2021. Basic and diluted earnings per share for the three-month period ended March 31, 2021 has been retroactively adjusted to reflect the effect of the stock split.

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)	For the three-month periods ended
	March 31, 2022		March 31, 2021 (Restated)
Basic earnings per share attributable to owners of the Parent Company:
Profit from continuing operations attributable to owners of the Parent Company	~~W~~	211,253	346,056
Interest on hybrid bonds		(3,692)	(3,692)

Profit from continuing operation attributable to owners of the Parent Company on common shares		207,561	342,364
Profit of discontinued operations attributable to owners of the Parent Company on common shares		—	212,209
Weighted average number of common shares outstanding		217,892,622	355,828,900

Basic earnings per share (in won) Continuing operations	~~W~~	953	963
Discontinued operations		—	596

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

28.	Earnings per Share, Continued

2) The weighted average number of common shares outstanding for the three-month periods ended March 31, 2022 and 2021 are calculated as follows:

(In shares)	For the three-month period ended March 31, 2022
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2022	218,833,144	218,833,144
Treasury shares at January 1, 2022	(1,250,992)	(1,250,992)
Disposal of treasury shares	420,678	310,470

	218,002,830	217,892,622

(In shares)	For the three-month period ended March 31, 2021
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2021	403,728,555	403,728,555
Treasury shares at January 1, 2021	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,440,000)	(1,190,000)
Disposal of treasury shares	604,950	383,135

	355,800,715	355,828,900

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three-month periods ended March 31, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)	For the three-month periods ended
	March 31, 2022		March 31, 2021 (Restated)
Profit from continuing operations attributable to owners of the Parent Company on common shares	~~W~~	207,561	342,364
Profit of discontinued operations attributable to owners of the Parent Company on common shares		—	212,209

Adjusted weighted average number of common shares outstanding		218,032,957	355,982,035

Diluted earnings per share (in won)
Continuing operations	~~W~~	952	962
Discontinued operations		—	596

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

28.	Earnings per Share, Continued

2)	The adjusted weighted average number of common shares outstanding for the three-month periods ended March 31, 2022 and 2021 are calculated as follows:

(2)	Diluted earnings per share, Continued

(In shares)	For the three-month periods ended
	March 31, 2022	March 31, 2021
Outstanding shares at January 1	217,582,152	356,635,765
Effect of treasury shares	310,470	(806,865)
Effect of share option	140,335	153,135

Adjusted weighted average number of common shares outstanding	218,032,957	355,982,035

29.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	508,136	—	—	386,525	—	894,661
Financial instruments		376,400	—	—	115,551	—	491,951
Long-term investment securities(*)		204,066	1,431,042	1,203	—	—	1,636,311
Accounts receivable – trade		—	—	—	1,991,513	—	1,991,513
Loans and other receivables		458,426	—	—	816,065	—	1,274,491
Derivative financial assets		34,490	—	—	—	207,192	241,682

	~~W~~	1,581,518	1,431,042	1,203	3,309,654	207,192	6,530,609

(*) The Group designated ~~W~~1,431,042 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	505,578	—	—	367,153	—	872,731
Financial instruments		389,368	—	—	119,684	—	509,052
Short-term investment securities		5,010	—	—	—	—	5,010
Long-term investment securities(*)		203,473	1,510,428	1,177	—	—	1,715,078
Accounts receivable – trade		—	—	—	1,921,617	—	1,921,617
Loans and other receivables		459,959	—	—	735,958	—	1,195,917
Derivative financial assets		34,933	—	—	—	182,661	217,594

	~~W~~	1,598,321	1,510,428	1,177	3,144,412	182,661	6,436,999

(*)	The Group designated ~~W~~1,510,428 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

29.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	151,052	—	151,052
Derivative financial liabilities		321,025	—	16	321,041
Borrowings		—	756,101	—	756,101
Debentures		—	8,135,647	—	8,135,647
Lease liabilities(*)		—	1,600,297	—	1,600,297
Accounts payable - other and others		—	4,994,017	—	4,994,017

	~~W~~	321,025	15,637,114	16	15,958,155

(In millions of won)	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	190,559	—	190,559
Derivative financial liabilities		321,025	—	111	321,136
Borrowings		—	407,185	—	407,185
Debentures		—	8,426,683	—	8,426,683
Lease liabilities(*)		—	1,534,282	—	1,534,282
Accounts payable - other and others		—	5,524,692	—	5,524,692

	~~W~~	321,025	16,083,401	111	16,404,537

(*)

Lease liabilities are not applicable on category of financial liabilities but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

30.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities and accounts receivable – trade and other receivables, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, EUR and JPY. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2022 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	63,343	~~W~~	76,696	1,537,651	~~W~~	1,861,787
EUR	5,445		7,356	—		—
Others	—		171	—		105

		~~W~~	84,223		~~W~~	1,861,892

In addition, the Group has entered into currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of March 31, 2022, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	3,036	(3,036)
EUR		736	(736)
Others		7	(7)

	~~W~~	3,779	(3,779)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2022, floating-rate borrowings and debentures amount to ~~W~~31,250 million and ~~W~~363,240 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, profit before income taxes for the three-month period ended March 31, 2022 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of March 31, 2022, the floating-rate long-term payables – other are ~~W~~1,690,470 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the three-month period ended March 31, 2022, would change by ~~W~~4,226 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate benchmark of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”). Meanwhile, in case of Korean CD rate, the alternative interest rate benchmark has selected as Korea Overnight Financing Repo Rate(“KOFR”), and as part of interest rate benchmark reform, the interest rate has been disclosed through Korea Securities Depository since November 26, 2021. KOFR is calculated using the overnight RP rate as collateral for government bonds and monetary stabilization bonds. However, unlike LIBOR, calculation of CD rate will not be suspended, it is unclear when and how the transition to KOFR will take place.

The Group plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet or change their LIBOR directly to alternative interest rates before the calculation is suspended.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

The Group’s financial instruments exposed to the risk arising from interest rate benchmark reform as of March 31, 2022 are indexed to the USD LIBOR. The Group is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Group is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Group is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Group is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

The Group evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative financial liabilities

The Parent Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2021 were floating-rate bonds indexed to USD LIBOR. As explained above, the Group is discussing with the counterparty about including the fallback clauses as of March 31, 2022.

Derivatives

The Group’s most derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021, and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Group has adhered to ISDA protocol for transition to the alternative benchmark interest rate, and the fallback clause will be included when counterparties adhere to the protocol to include. The Group’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge accounting

The Group’s hedged items and hedging instruments as of March 31, 2022 are indexed to USD LIBOR. These benchmark rates are quoted each day, and the IBOR cash flows are exchanged with counterparties as usual.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Cash and cash equivalents	~~W~~	894,457	872,550
Financial instruments		491,951	509,052
Investment securities		2,102	2,077
Accounts receivable – trade		1,991,513	1,921,617
Contract assets		113,788	118,278
Loans and other receivables		1,274,491	1,195,917
Derivative financial assets		241,682	217,594

	~~W~~	5,009,984	4,837,085

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of March 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2022 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	151,052	151,052	151,052	—	—
Borrowings(*)		756,101	784,415	220,239	564,176	—
Debentures(*)		8,135,647	9,175,084	1,475,319	4,739,384	2,960,381
Lease liabilities		1,600,297	1,699,941	377,129	1,076,900	245,912
Accounts payable – other and others(*)		4,994,017	5,056,117	3,731,593	1,232,691	91,833

	~~W~~	15,637,114	16,866,609	5,955,332	7,613,151	3,298,126

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of March 31, 2022, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	207,192	217,907	32,463	157,609	27,835
Liabilities		(16)	(16)	(16)	—	—

	~~W~~	207,176	217,891	32,447	157,609	27,835

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2021.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Total liabilities	~~W~~	18,305,201	18,576,139
Total equity		12,269,467	12,335,138

Debt-equity ratios		149.19%	150.60%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2022 are as follows:

(In millions of won)	March 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,581,811	41,030	1,341,274	199,507	1,581,811
Derivative hedging instruments		207,192	—	207,192	—	207,192
FVOCI		1,432,245	1,263,550	—	168,695	1,432,245

	~~W~~	3,221,248	1,304,580	1,548,466	368,202	3,221,248

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	321,025	—	—	321,025	321,025
Derivative hedging instruments		16	—	16	—	16

	~~W~~	321,041	—	16	321,025	321,041

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	756,101	—	734,507	—	734,507
Debentures		8,135,647	—	8,108,937	—	8,108,937
Long-term payables – other		1,617,741	—	1,621,909	—	1,621,909

	~~W~~	10,509,489	—	10,465,353	—	10,465,353

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2021 are as follows:

(In millions of won)	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,598,321	55,455	1,359,915	182,951	1,598,321
Derivative hedging instruments		182,661	—	182,661	—	182,661
FVOCI		1,511,605	1,344,434	—	167,171	1,511,605

	~~W~~	3,292,587	1,399,889	1,542,576	350,122	3,292,587

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	321,025	—	—	321,025	321,025
Derivative hedging instruments		111	—	111	—	111

	~~W~~	321,136	—	111	321,025	321,136

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	407,185	—	392,237	—	392,237
Debentures		8,426,683	—	8,679,472	—	8,679,472
Long-term payables – other		2,009,833	—	2,010,852	—	2,010,852

	~~W~~	10,843,701	—	11,082,561	—	11,082,561

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI and financial assets at FVTPL) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of March 31, 2022 are as follows:

Interest rate
Derivative instruments	0.32% ~ 3.59%
Borrowings and debentures	1.74% ~ 3.30%
Long-term payables – other	2.43% ~ 3.16%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 2 and Level 1 for the three-month period ended March 31, 2022. The changes of financial assets classified as Level 3 for the three-month period ended March 31, 2021 are as follows:

(In millions of won)
	Balance at January 1, 2022		Profit or loss	OCI	Acquisition	Disposal	Transfer	Balance at March 31, 2022
Financial assets
FVTPL	~~W~~	182,951	(5,185)	—	12,999	(7,539)	16,281	199,507
FVOCI		167,171	—	2,424	—	—	(900)	168,695

	~~W~~	350,122	(5,185)	2,424	12,999	(7,539)	15,381	368,202

Financial liabilities
FVTPL	~~W~~	(321,025)	—	—	—	—	—	(321,025)

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized of which offset agreements are applicable as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim consolidated statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	205,116	(195,742)	9,374
Financial liabilities:
Accounts payable – other and others	~~W~~	201,928	(195,742)	6,186

(In millions of won)	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	197,828	(189,424)	8,404
Financial liabilities:
Accounts payable – other and others	~~W~~	200,849	(189,424)	11,425

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Joint ventures	Finnq Co., Ltd. and another
Associates	SK China Company Ltd. and 43 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2022		March 31, 2021
Salaries	~~W~~	1,439	3,480
Retirement benefits		313	1,815
Share compensation expense		67	32

	~~W~~	1,819	5,327

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(3) Transactions with related parties for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)		For the three-month period ended March 31, 2022
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity Associates	SK Inc.(*2)	~~W~~	4,745	197,864	3,795

	F&U Credit information Co., Ltd.		741	12,062	—
	HanaCard Co., Ltd.		5,610	1,085	2
	Daehan Kanggun BcN Co., Ltd.		2,445	—	—
	Others		51	1,064	—

			8,847	14,211	2

Others	SK Innovation Co., Ltd.		2,786	4,951	—
	SK Networks Co., Ltd.(*3)		975	238,361	—
	SK Networks Service Co., Ltd.		1,539	16,961	75
	SK Energy Co., Ltd.		830	24	—
	Content Wavve Co., Ltd.		3	23,516	—
	SK Shieldus Co., Ltd.		6,335	38,096	1,684
	Eleven Street Co., Ltd.		7,063	6,507	—
	SK Planet Co., Ltd.		3,058	22,845	586
	SK hynix Inc.		10,149	39	—
	DREAMUS COMPANY		769	23,234	—
	One Store Co., Ltd.		4,148	2	—
	T map Mobility Co., Ltd.		4,065	1,261	—
	UbiNS Co., Ltd.		23	10,944	4,329
	SK Geo Centric Co., Ltd.		148	—	—
	SK Ecoplant Co., Ltd.		631	—	—
	SK RENT A CAR Co., Ltd.		1,865	3,815	—
	SK Magic Co., Ltd.		588	267	—
	Others		4,964	5,642	3,307

			49,939	396,465	9,981

		~~W~~	63,531	608,540	13,778

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~109,010 million of dividends declared to be paid by the Parent Company.
(*3)	Operating expenses and others include costs for handset purchases amounting to ~~W~~225,935 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2022 and 2021 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2021
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity Associates	SK Inc. (*2)	~~W~~	9,092	285,366	2,168

	F&U Credit information Co., Ltd.		786	12,715	—
	SK hynix Inc.(*3)		200,383	134	—
	HanaCard Co., Ltd.		20	842	—
	SK Wyverns Co., Ltd.(*4)		202	8,203	—
	Content Wavve Co., Ltd.		19	695	—
	Others		13,272	432	—

			214,682	23,021	—

Others	SK Ecoplant Co., Ltd.		2,761	—	—
	SK Innovation Co., Ltd.		12,101	4,631	—
	SK Networks Co., Ltd.(*5)		2,985	301,471	24
	SK Networks Services Co., Ltd.		1,746	17,225	12
	SK Telesys Co., Ltd.		70	1,366	1,562
	SK TNS Co., Ltd.		59	4,337	22,378
	SK Energy Co., Ltd.		2,410	408	—
	SK hynix Semiconductor (China) Ltd.		15,923	—	—
	SK Battery Hungary Kft.		9,304	—	—
	SK Geo Centric Co., Ltd.		2,779	8	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		3,506	—	—
	Happy Narae Co., Ltd.		2,081	4,604	4,941
	Others		31,699	37,824	5,593

			87,424	371,874	34,510

		~~W~~	311,198	680,261	36,678

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~194,617 million of dividends declared to be paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~170,937 million of dividends declared by SK hynix Inc. which was deducted from the investment in associates.
(*4)	Transactions with SK Wyverns Co., Ltd. occurred before disposal.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~289,418 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)		March 31, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable –other, etc.
Ultimate Controlling Entity Associates	SK Inc.	~~W~~	—	1,064	145,795
	F&U Credit information Co., Ltd.		—	—	5,164
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,148	2,534	—
	HanaCard Co., Ltd.		—	1,733	13,160
	SK USA, Inc.		—	—	2,265
	Others		—	1	60

			22,148	6,891	20,649

	SK hynix Inc.		—	9,809	107
	SK Planet Co., Ltd.		—	2,040	32,752
	Eleven Street Co., Ltd.		—	3,518	13,209
	SK Shieldus Co., Ltd.		—	3,609	22,839
	SK Innovation Co., Ltd.		—	4,796	34,891
	SK Networks Co., Ltd.		—	431	171,205
	SK RENT A CAR Co., Ltd.		—	785	22,851
	Incross Co., Ltd.		—	2,623	10,073
	UbiNS Co., Ltd.		—	2	11,272
	Mintit Co., Ltd.		—	18,451	38
	Happy Narae Co., Ltd.		—	20	5,397
	Content Wavve Co., Ltd.		—	154	30,695
	Others		—	7,927	51,776

			—	54,165	407,105

		~~W~~	22,148	62,120	573,549

(*1)	As of March 31, 2022, the Parent Company recognized loss allowance amounting to ~~W~~1,102 million on accounts receivable – trade.
(*2)	As of March 31, 2022, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2022 and December 31, 2021 are as follows, Continued:

(In millions of won)		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable –other, etc.
Ultimate Controlling Entity Associates	SK Inc.	~~W~~	—	2,092	69,652
	F&U Credit information Co., Ltd.		—	4	5,265
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	HanaCard Co., Ltd.		—	529	48,020
	Others		—	84	1,197

			22,147	7,097	54,482

Others	SK Innovation Co., Ltd.		—	3,022	38,022
	SK Networks Co., Ltd.		—	241	198,631
	Mintit Co., Ltd.		—	17,929	131
	SK hynix Inc.		—	11,526	166
	Happy Narae Co., Ltd.		—	6	49,349
	SK m&service Co., Ltd.		—	1,453	18,921
	SK Shieldus Co., Ltd.		—	2,649	24,593
	Content Wavve Co., Ltd.		—	183	9,873
	Incross Co., Ltd.		—	3,610	11,829
	Eleven Street Co., Ltd.		—	2,851	7,782
	SK Planet Co., Ltd.		—	668	31,652
	SK RENT A CAR Co., Ltd.		—	116	16,715
	UbiNS Co., Ltd.		—	24	14,932
	Others		—	8,307	29,106

			—	52,585	451,702

		~~W~~	22,147	61,774	575,836

(*1)	As of December 31, 2021, the Parent Company recognized loss allowance amounting to ~~W~~1,102 million on accounts receivable – trade.
(*2)	As of December 31, 2021, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.
(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Group. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates and joint ventures for the three-month period ended March 31, 2022 are as presented in note 11.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

32.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,513 million as of March 31, 2022.

(2)	Legal claims and litigations

As of March 31, 2022, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

Accounts receivable from sales of handsets amounting to ~~W~~495,860 million and ~~W~~493,277 million as of March 31, 2022 and December 31, 2021, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

33.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended

	March 31, 2022		March 31, 2021
Interest income	~~W~~	(9,810)	(12,250)
Dividend income		(1,517)	(1,039)
Gain on foreign currency translations		(2,704)	(8,427)
Gain on sale of accounts receivable – other		(1,043)	(7,921)
Loss (gain) relating to investments in associates and joint ventures, net		38,445	(322,455)
Gain on disposal of property and equipment and intangible assets		(4,923)	(2,738)
Gain relating to financial instruments at FVTPL		(7,892)	(40,341)
Other income		(1,929)	(6,405)
Interest expenses		73,925	86,495
Loss on foreign currency translations		9,999	6,231
Loss on sale of accounts receivable – other		2,837	—
Income tax expense		106,663	111,862
Expense related to defined benefit plan		34,267	49,141
Share compensation expense		74,729	1,045
Bonus paid by treasury shares		24,338	29,642
Depreciation and amortization		946,267	1,033,579
Bad debt expenses		9,195	7,475
Loss on disposal of property and equipment and intangible assets		2,119	6,029
Other bad debt expenses (reversal)		105	(55)
Loss relating to financial instruments at FVTPL		5,185	5,775
Other expenses		3,563	1,933

	~~W~~	1,301,819	937,576

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

33.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2022		March 31, 2021
Accounts receivable – trade	~~W~~	(39,361)	(21,364)
Accounts receivable – other		(59,175)	8,928
Advanced payments		6,899	(25,429)
Prepaid expenses		(31,842)	(53,064)
Inventories		(46,952)	(50,572)
Long-term accounts receivable – other		12,391	46,059
Contract assets		2,376	(16,689)
Guarantee deposits		4,775	474
Accounts payable – trade		(29,616)	(32,512)
Accounts payable – other		90,924	(395,361)
Withholdings		120,086	130,954
Contract liabilities		(11,219)	14,912
Deposits received		88	2,910
Accrued expenses		(205,514)	(126,783)
Provisions		(100)	(7,415)
Long-term provisions		(39)	1,477
Plan assets		30,864	25,989
Retirement benefits paid		(24,202)	(30,582)
Others		35,550	5,090

	~~W~~	(144,067)	(522,978)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2022		March 31, 2021
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(487,412)	(479,402)
Increase of right-of-use assets		167,149	192,210
Contribution in kind for investments		—	7,000

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

34.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of March 31, 2022 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in 2022	Total
Emissions rights allocated free of charge	814,842	1,033,764	1,013,006	2,861,612

(2)	Changes in emissions rights quantities the Parent Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in the three-month period ended March 31, 2022	Total
Beginning	(60,977)	—	—	(60,977)
Allocation at no cost	814,842	1,033,764	1,013,006	2,861,612
Additional allocation	217,643	—	—	217,643
Purchase	68,471	—	—	68,471
Surrender or shall be surrendered	(1,039,979)	(1,087,455)	(1,140,316)	(3,267,750)

Ending	—	(53,691)	(127,310)	(181,001)

(3)	As of March 31, 2022, the estimated annual greenhouse gas emissions quantities of the Parent Company are 1,140,316 tCO2-eQ.

35.	Non-current Assets Held for Sale

On February 25, 2021, the Parent Company has decided to dispose of the investments in an associate engaged in mobility business to T map Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current assets held for sale. The disposal is expected to take place in 2022 after approval by the Financial Services Commission.

(In millions of won)
March 31, 2022
Investments in associates	Carrot General Insurance Co., Ltd.	~~W~~	8,734

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

36.	Spin-off

(1)

In accordance with the resolution of the Board of Directors held on June 10, 2021 and shareholders’ meeting held on October 12, 2021, the Parent Company completed the spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments on November 1, 2021, and the registration of the spin-off was completed as of November 2, 2021. The details of the spin-off are as follows:

Method of spin-off	Horizontal spin-off
Company	SK Telecom Co., Ltd. (Surviving Company)
SK Square Co., Ltd. (Spin-off Company)
Effective date of spin-off	November 1, 2021

(2)	The details of financial information due to the spin-off of its businesses of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

1)	Statements of Profit or Loss

The details of profit or loss of discontinued operations for the three-month period ended March 31, 2021 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2021
Operating revenue	~~W~~	667,364
Operating expenses:		652,799
Labor		235,412
Commission		88,075
Depreciation and amortization		87,376
Network interconnection		243
Advertising		44,132
Rent		160
Cost of goods sold		109,245
Others		88,156

Operating profit		14,565
Finance income		6,981
Finance costs		21,036
Gain relating to investments in associates and joint ventures,		194,721
Other non-operating income		7,453
Other non-operating expenses		5,397

Profit before income tax		197,287
Income tax benefit		(18,865)
Profit for the period	~~W~~	216,152

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

36.	Spin-off, Continued

(2)	The details of financial information due to the spin-off of its businesses of managing investments in semiconductor, New ICT and other business and making new investments are as follows, Continued:

2)	Statements of Cash Flows

The details of cash flows from discontinued operations for the three-month period ended March 31, 2021 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2021
Cash flows from operating activities	~~W~~	(24,347)
Cash flows from investing activities		2,528
Cash flows from financing activities		18,448

(3)

Subsequent to the spin-off, the Parent Company lost control over the related businesses. The spin-off was accounted for by derecognizing all related assets and liabilities. The net assets of the spin-off business as of spin-off date was recognized in capital surplus and others. The details of assets and liabilities derecognized from the consolidated financial statements due to the spin-off of its businesses of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

(In millions of won)
	December 31, 2021
Current assets	~~W~~	2,608,601
Non-current assets		19,269,615

Total assets	~~W~~	21,878,216
Current liabilities	~~W~~	2,161,458
Non-current liabilities		4,676,324

Total liabilities	~~W~~	6,837,782

Net assets	~~W~~	15,040,434

(4)

The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

37.	Subsequent Events

The Board of Directors of the Parent Company resolved to pay interim dividend at the Board’s meeting on April 28, 2022, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~180,942 million)
Dividend rate	1.44%
Dividend date	March 31, 2022
Date of distribution	According to Article 165 of Capital Market and Financial Investment Business Act 12-3, the Parent Company plans to distribute dividends by May 18, 2022.

SK TELECOM CO., LTD.

Interim Separate Financial Statements

(Unaudited)

For the Three-Month Period ended March 31, 2022

(With Independent Auditor’s Review Report Thereon)

SK TELECOM CO., LTD.

Report on review of interim separate financial statements

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Report on financial statements

We have reviewed the accompanying interim separate financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the interim separate statement of financial position as of March 31, 2022, and the related interim separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the interim separate financial statements

Management is responsible for the preparation and fair presentation of these interim separate financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034 Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of interim separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim separate financial statements based on our review.

We conducted our review in accordance with the review standards for interim financial statements in the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Auditing Standards (“KGAAS”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial statements are not prepared fairly, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting.

A member firm of Ernst & Young Global Limited

Other matters

The interim separate statement of profit or loss, interim separate statement of comprehensive income, interim separate statement of changes in equity and interim separate statement of cash flows for the three-month period ended March 31, 2021, prepared in accordance with K-IFRS 1034 and presented for comparative purpose, have been reviewed by KPMG Samjong Accounting Corp. whose review report dated May 14, 2021 expressed an unqualified review conclusion.

Moreover, the separate statement of financial position as of December 31, 2021, and the related separate statement of profit or loss, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended which have been audited by KPMG Samjong Accounting Corp., in accordance with KGAAS (not presented herein), whose report dated March 10, 2022 expressed an unqualified opinion. The accompanying separate statement of financial position as of December 31, 2021 presented for comparative purpose is not different, in all material respects, from the above audited separate statement of financial position.

May 13, 2022

This report is effective as of May 13, 2022, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim separate financial statements and may result in modification to this review report.

A member firm of Ernst & Young Global Limited

SK TELECOM CO., LTD. (the “Company”)

INTERIM SEPARATE FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND DECEMBER 31, 2021 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

The accompanying interim separate financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position

As of March 31, 2022 and December 31, 2021

(In millions of won)
	Note	March 31, 2022 (Unaudited)		December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	77,923	158,823
Short-term financial instruments	27,28		425,400	379,000
Accounts receivable – trade, net	4,27,28,29		1,515,770	1,514,260
Short-term loans, net	4,27,28,29		66,193	62,724
Accounts receivable – other, net	4,27,28,29,30		598,897	520,956
Contract assets	6,28		10,768	10,078
Prepaid expenses	5		1,939,344	1,913,419
Guarantee deposits	4,27,28,29		49,556	51,739
Derivative financial assets	27,28		25,558	25,428
Inventories, net			26,111	8,962
Non-current assets held for sale	33		20,000	20,000
Advanced payments and others	4,27,28		11,782	16,104

		4,767,302		4,681,493

Non-Current Assets:
Long-term financial instruments	27,28		354	354
Long-term investment securities	7,27,28		1,405,103	1,476,361
Investments in subsidiaries, associates and joint ventures	8,33		4,910,050	4,841,139
Property and equipment, net	9,11,29		9,093,711	9,318,408
Investment property, net	10		57,185	45,100
Goodwill			1,306,236	1,306,236
Intangible assets, net	12		3,027,801	3,203,330
Long-term loans, net	4,27,28,29		815	201
Long-term accounts receivable – other	4,27,28,30		281,491	287,179
Long-term contract assets	6,28		19,741	19,399
Long-term prepaid expenses	5		939,553	951,441
Guarantee deposits	4,27,28,29		105,217	106,091
Long-term derivative financial assets	27,28		175,973	152,084
Other non-current assets			249	249

		21,323,479		21,707,572

Total Assets		~~W~~	26,090,781	26,389,065

(Continued)

1

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position, Continued

As of March 31, 2022 and December 31, 2021

(In millions of won)
	Note	March 31, 2022 (Unaudited)		December 31, 2021
Liabilities and Equity
Current Liabilities:
Accounts payable – other	27,28,29	~~W~~	1,992,665	2,072,195
Contract liabilities	6		65,017	72,624
Withholdings	27,28		725,042	608,069
Accrued expenses	27,28		651,469	764,863
Current tax liabilities	25		217,064	158,837
Provisions	15,32		58,831	54,137
Short-term borrowings	13,27,28		150,000	—
Current installments of long-term debt, net	13,27,28		966,333	976,195
Lease liabilities	27,28,29		333,538	316,169
Current installments of long-term payables – other	14,27,28		393,920	398,823
Other current liabilities	27,28		16,957	4,565

		5,570,836		5,426,477

Non-Current Liabilities:
Debentures, excluding current installments, net	13,27,28		5,596,966	5,835,400
Long-term borrowings, excluding current installments, net	13,27,28		500,000	300,000
Long-term payables – other	14,27,28		1,223,821	1,611,010
Long-term contract liabilities	6		8,570	9,149
Long-term derivative financial liabilities	27,28		321,025	321,025
Long-term lease liabilities	27,28,29		1,091,178	1,045,926
Long-term provisions	15		37,602	42,432
Deferred tax liabilities	25		922,402	883,311
Defined benefit liabilities	16		5,266	6,902
Other non-current liabilities	27,28		31,785	44,577

		9,738,615		10,099,732

Total Liabilities			15,309,451	15,526,209

Equity:
Share capital	1,17		30,493	30,493
Capital surplus and others	17,18		(4,499,135)	(4,576,271)
Retained earnings	19		14,672,285	14,770,618
Reserves	20		577,687	638,016

Total Equity			10,781,330	10,862,856

Total Liabilities and Equity		~~W~~	26,090,781	26,389,065

The accompanying notes are an integral part of the interim separate financial statements.

2

SK TELECOM CO., LTD.

Interim Separate Statements of Profit or Loss

For the three-month periods ended March 31, 2022 and 2021

(In millions of won, except for earnings per share)
	Note	2022 (Unaudited)		2021 (Unaudited)
Operating revenue:	21,29
Revenue		~~W~~	3,077,393	2,980,718
Operating expenses:	29
Labor			291,863	247,545
Commissions	5		1,154,732	1,173,360
Depreciation and amortization			677,864	688,368
Network interconnection			144,046	141,269
Leased lines			45,882	54,996
Advertising			16,879	13,202
Rent			28,095	29,555
Cost of goods sold			125,027	102,897
Others	22		236,064	222,224

			2,720,452	2,673,416

Operating profit			356,941	307,302
Finance income	24		45,732	233,910
Finance costs	24		(67,250)	(58,431)
Other non-operating income	23		13,631	3,529
Other non-operating expenses	23		(11,377)	(5,445)
Gain relating to investments in subsidiaries, associates and joint ventures, net	8		950	100,000

Profit before income tax			338,627	580,865
Income tax expense	25		86,609	114,852

Profit for the period		~~W~~	252,018	466,013

Earnings per share:	26
Basic earnings per share (in won)		~~W~~	1,140	1,299
Diluted earnings per share (in won)			1,139	1,299

The accompanying notes are an integral part of the interim separate financial statements.

3

SK TELECOM CO., LTD.

Interim Separate Statements of Comprehensive Income

For the three-month periods ended March 31, 2022 and 2021

(In millions of won)	Note	2022 (Unaudited)		2021 (Unaudited)
Profit for the period		~~W~~	252,018	466,013
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit plans	16		14,527	(16,729)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	20		(57,221)	171,320
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		(3,108)	(1,630)

Other comprehensive income (loss) for the period, net of taxes			(45,802)	152,961

Total comprehensive income		~~W~~	206,216	618,974

The accompanying notes are an integral part of the interim separate financial statements.

4

SK TELECOM CO., LTD.

Interim Separate Statements of Changes in Equity

For the three-month periods ended March 31, 2022 and 2021

(In millions of won)		Share capital		Capital surplus and others						Retained earnings	Reserves	Total equity
	Note			Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total
Balance as of January 1, 2021		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	466,013	—	466,013
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	(16,729)	169,690	152,961

			—	—	—	—	—	—	—	449,284	169,690	618,974

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(641,944)	—	(641,944)
Share option	18		—	—	—	—	47	—	47	—	—	47
Interest on hybrid bonds			—	—	—	—	—	—	—	(3,692)	—	(3,692)
Acquisition of treasury shares	17		—	—	(72,982)	—	—	—	(72,982)	—	—	(72,982)
Disposal of treasury shares	17		—	—	26,983	—	—	2,659	29,642	—	—	29,642

			—	—	(45,999)	—	47	2,659	(43,293)	(645,636)	—	(688,929)

Balance as of March 31, 2021 (Unaudited)		~~W~~	44,639	2,915,887	(2,169,660)	398,759	1,528	(900,673)	245,841	16,488,288	501,135	17,279,903

Balance as of January 1, 2022		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	252,018	—	252,018
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	14,527	(60,329)	(45,802)

			—	—	—	—	—	—	—	266,545	(60,329)	206,216

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(361,186)	—	(361,186)
Share option	18		—	—	—	—	45,888	28,358	74,246	—	—	74,246
Interest on hybrid bonds			—	—	—	—	—	—	—	(3,692)	—	(3,692)
Transactions of treasury shares	17,18		—	—	19,273	—	(91,062)	74,679	2,890	—	—	2,890

			—	—	19,273	—	(45,174)	103,037	77,136	(364,878)	—	(287,742)

Balance as of March 31, 2022 (Unaudited)		~~W~~	30,493	1,771,000	(38,041)	398,759	1,992	(6,632,845)	(4,499,135)	14,672,285	577,687	10,781,330

The accompanying notes are an integral part of the interim separate financial statements.

5

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows

For the three-month periods ended March 31, 2022 and 2021

(In millions of won)
	Note	2022 (Unaudited)		2021 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	252,018	466,013
Adjustments for income and expenses	31		934,816	610,058
Changes in assets and liabilities related to operating activities	31		(34,254)	(285,507)

			1,152,580	790,564
Interest received			5,819	5,567
Interest paid			(58,399)	(54,959)
Income tax paid			(498)	(370)

Net cash provided by operating activities			1,099,502	740,802

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	57,000
Collection of short-term loans			29,830	41,580
Proceeds from disposals of long-term investment securities			—	5,312
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			5,800	100,000
Proceeds from disposals of property and equipment			1,369	734

			36,999	204,626
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(46,400)	—
Increase in short-term loans			(33,954)	(15,733)
Acquisitions of long-term investment securities			(10,000)	(10,000)
Acquisitions of investments in subsidiaries, associates and joint ventures			(62,660)	(88,820)
Acquisitions of property and equipment			(653,996)	(554,501)
Acquisitions of intangible assets			(2,690)	(2,160)

			(809,700)	(671,214)

Net cash used in investing activities		~~W~~	(772,701)	(466,588)

(Continued)

6

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2022 and 2021

(In millions of won)
	Note	2022 (Unaudited)		2021 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		~~W~~	150,000	—
Proceeds from long-term borrowings			200,000	—
Proceeds from issuance of debentures			—	308,757

			350,000	308,757
Cash outflows for financing activities:
Repayments of long-term payables – other			(400,245)	(425,349)
Repayments of debentures			(280,000)	(210,000)
Payments of interest on hybrid bonds			(3,692)	—
Repayments of lease liabilities			(73,759)	(73,215)
Acquisition of treasury shares			—	(72,982)

			(757,696)	(781,546)

Net cash used in financing activities			(407,696)	(472,789)

Net decrease in cash and cash equivalents			(80,895)	(198,575)
Cash and cash equivalents at beginning of the period			158,823	329,208
Effects of exchange rate changes on cash and cash equivalents			(5)	2

Cash and cash equivalents at end of the period		~~W~~	77,923	130,635

The accompanying notes are an integral part of the interim separate financial statements.

7

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts(“DRs”) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2022, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	20,389,153	9.32
Institutional investors and other shareholders	128,098,793	58.53
Kakao Corp.	3,846,487	1.76
Treasury shares	830,314	0.38

	218,833,144	100.00

On November 1, 2021, the date of spin-off, the Company completed the spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments.

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed separate financial statements were prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) 1034 Interim Financial Reporting as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2021. These interim separate financial statements do not include all of the disclosures required for full annual financial statements.

These interim financial statements are interim separate financial statements prepared in accordance with K-IFRS 1027 Separate Financial Statements presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the interim separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim separate financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2021.

8

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 28.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in these interim separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2021, except for the adoption of new and revised K-IFRS applied from January 1, 2022, which are summarized below. The Company has not early applied the new and revised K-IFRS and interpretations that have been issued but are not yet effective.

The following new and amended K-IFRS and interpretations are effective from January 1, 2022, initially, but these amended standards are not expected to have a significant impact on the Company’s interim separate financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS 1037).

•	Reference to Conceptual Framework (Amendments to K-IFRS 1103).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS 1016).

•	Annual Improvements to K-IFRS 2018-2020.

9

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,616,774	(101,004)	1,515,770
Short-term loans		66,862	(669)	66,193
Accounts receivable – other(*)		634,287	(35,390)	598,897
Guarantee deposits		49,556	—	49,556
Accrued income		173	—	173

		2,367,652	(137,063)	2,230,589
Non-current assets:
Long-term loans		41,858	(41,043)	815
Long-term accounts receivable – other(*)		281,491	—	281,491
Guarantee deposits		105,217	—	105,217

		428,566	(41,043)	387,523

	~~W~~	2,796,218	(178,106)	2,618,112

(*)	Gross and carrying amounts of accounts receivable – other as of March 31, 2022 include ~~W~~458,426 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,607,022	(92,762)	1,514,260
Short-term loans		63,358	(634)	62,724
Accounts receivable – other(*)		556,141	(35,185)	520,956
Guarantee deposits		51,739	—	51,739
Accrued income		331	—	331

		2,278,591	(128,581)	2,150,010
Non-current assets:
Long-term loans		41,238	(41,037)	201
Long-term accounts receivable – other(*)		287,179	—	287,179
Guarantee deposits		106,091	—	106,091

		434,508	(41,037)	393,471

	~~W~~	2,713,099	(169,618)	2,543,481

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2021 include ~~W~~459,959 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

10

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	January 1, 2022		Impairment	Write-offs(*)	Collection of receivables previously written-off	March 31, 2022
Accounts receivable – trade	~~W~~	92,762	5,894	(216)	2,564	101,004
Accounts receivable – other, etc.		76,856	(91)	(54)	391	77,102

	~~W~~	169,618	5,803	(270)	2,955	178,106

(In millions of won)
	January 1, 2021		Impairment	Write-offs(*)	Collection of receivables previously written-off	March 31, 2021
Accounts receivable – trade	~~W~~	102,308	2,088	(205)	2,807	106,998
Accounts receivable – other, etc.		76,170	109	(244)	424	76,459

	~~W~~	178,478	2,197	(449)	3,231	183,457

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are subject to the impairment requirements, no significant expected credit loss has been identified.

11

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,889,200	1,878,149
Others		50,144	35,270

	~~W~~	1,939,344	1,913,419

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	921,706	931,655
Others		17,847	19,786

	~~W~~	939,553	951,441

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2022		March 31, 2021
Amortization recognized	~~W~~	604,797	640,540

12

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Contract assets:
Allocation of consideration between performance obligations	~~W~~	30,509	29,477
Contract liabilities:
Wireless service contracts		18,674	18,397
Customer loyalty programs		11,200	12,699
Others		43,713	50,677

	~~W~~	73,587	81,773

(2)

The amount of revenue recognized for the three-month periods ended March 31, 2022 and 2021 related to the contract liabilities carried forward from the prior periods are ~~W~~15,418 million and ~~W~~28,713 million, respectively.

13

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

7.	Investment Securities

(1)	There were no short-term investment securities as of March 31, 2022 and December 31, 2021.

(2)	Details of long-term investment securities as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Category	March 31, 2022		December 31, 2021
Equity instruments	FVOCI(*)	~~W~~	1,301,973	1,383,223
Debt instruments	FVTPL		103,130	93,138

		~~W~~	1,405,103	1,476,361

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of March 31, 2022 and December 31, 2021 are ~~W~~1,301,973 million and ~~W~~1,383,223 million, respectively.

14

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Investments in subsidiaries	~~W~~	3,218,602	3,148,741
Investments in associates and joint ventures		1,691,448	1,692,398

	~~W~~	4,910,050	4,841,139

(2)	Details of investments in subsidiaries as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	March 31, 2022				December 31, 2021
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	74.3		2,195,452	2,195,452
SK Communications Co., Ltd.	43,427,530	100.0		24,927	24,927
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SKT Americas, Inc.	122	100.0		31,203	31,203
Atlas Investment(*1)	—	100.0		157,942	155,656
SK stoa Co., Ltd.	3,631,355	100.0		40,029	40,029
Broadband Nowon Co., Ltd.	1,140,000	100.0		19,975	19,975
Quantum Innovation Fund I(*1)	—	59.9		12,174	11,935
SAPEON Korea Inc.(*2)	200,000	100.0		19,108	—
SAPEON Inc.(*2)	4,000	100.0		48,228	—
SK O&S Co., Ltd. and others	—	—		41,619	41,619

			~~W~~	3,218,602	3,148,741

(*1)	The Company additionally acquired shares for the three-month period ended March 31, 2022, but there is no change in the ownership interest.
(*2)	The Company newly established SAPEON Korea Inc. and SAPEON Inc. for the three-month period ended March 31, 2022.

15

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	March 31, 2022				December 31, 2021
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
HanaCard Co., Ltd.(*2)	39,902,323	15.0		253,739	253,739
SK Technology Innovation Company	14,700	49.0		45,864	45,864
S.M. Culture & Contents Co., Ltd.	22,033,898	23.1		65,341	65,341
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Pacific Telecom Inc.(*2)	1,734,109	15.0		36,487	36,487
Digital Games International Pte. Ltd.	10,000,000	33.3		4,539	4,539
Invites Healthcare Co., Ltd.	489,999	27.1		35,000	35,000
CMES Inc.(*2,3)	42,520	7.7		900	—
12CM JAPAN and others(*2,4)	—	—		72,014	75,864

				1,680,273	1,683,223

Investments in joint ventures:
Finnq Co., Ltd.(*6)	6,370,000	49.0		7,175	7,175
UTC Kakao-SK Telecom ESG Fund(*5,6)	—	48.2		4,000	2,000

				11,175	9,175

			~~W~~	1,691,448	1,692,398

(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors even though the Company has less than 20% of equity interests.

(*3)

As the Company obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the three-month period ended March 31, 2022.

(*4)

The Company additionally contributed ~~W~~1,000 million in cash to Smart SKT-Infinitum Game Fund for the three-month period ended March 31, 2022. In addition, the Company disposed the shares of Start-up Win-Win Fund (~~W~~4,850 million) at ~~W~~5,800 million in cash from which it recognized ~~W~~950 million of gain relating to investments in associates for the three-month period ended March 31, 2022.

(*5)	The Company additionally contributed ~~W~~2,000 million in cash for the three-month period ended March 31, 2022, but there is no change in the ownership interest.
(*6)	These investments were classified as investments in joint ventures as the Company has a joint control pursuant to the agreement with the other shareholders.

16

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	The market value of investments in listed associates as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	March 31, 2022				December 31, 2021
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
S.M.Culture & Contents Co., Ltd.	~~W~~	5,200	22,033,898	114,576	4,485	22,033,898	98,822

9.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	621,614	—	(3)	3,514	—	625,125
Buildings		564,976	137	(100)	13,727	(10,175)	568,565
Structures		290,813	1	—	6,828	(9,500)	288,142
Machinery		5,331,485	3,665	(120)	302,611	(398,237)	5,239,404
Right-of-use assets		1,370,897	151,518	(11,278)	(14,801)	(87,565)	1,408,771
Other		439,982	82,713	(262)	(59,345)	(18,774)	444,314
Construction in progress		698,641	94,524	(237)	(273,538)	—	519,390

	~~W~~	9,318,408	332,558	(12,000)	(21,004)	(524,251)	9,093,711

(In millions of won)
	For the three-month period ended March 31, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Reclassified as held for sale	Ending balance
Land	~~W~~	638,371	—	—	5,837	—	(20,507)	623,701
Buildings		587,958	280	(106)	15,668	(10,420)	(8,669)	584,711
Structures		316,895	5	—	7,718	(9,352)	(6,104)	309,162
Machinery		5,354,992	6,857	(114)	325,666	(396,445)	—	5,290,956
Right-of-use assets		1,323,111	108,704	(22,006)	—	(91,608)	—	1,318,201
Other		405,140	82,611	(137)	(90,240)	(20,562)	—	376,812
Construction in progress		531,081	63,968	—	(282,986)	—	—	312,063

	~~W~~	9,157,548	262,425	(22,363)	(18,337)	(528,387)	(35,280)	8,815,606

17

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

10.	Investment Property

(1)	Changes in investment property for the three-month period ended March 31, 2022 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	17,084	(278)	—	16,806
Buildings		21,768	(194)	(496)	21,078
Right-of-use assets		6,248	14,853	(1,800)	19,301

	~~W~~	45,100	14,381	(2,296)	57,185

(2)	The Company recognized lease income of ~~W~~5,587 million for the three-month period ended March 31, 2022 from investment property.

11.	Leases

(1)	Details of the right-of-use assets as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Land, buildings and structures	~~W~~	1,159,086	1,139,024
Others		249,685	231,873

	~~W~~	1,408,771	1,370,897

(2)	Details of amounts recognized in the interim separate statements of profit or loss for the three-month periods ended March 31, 2022 and 2021 as a lessee are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	69,315	72,693
Others		18,250	18,915

	~~W~~	87,565	91,608

Interest expense on lease liabilities	~~W~~	5,472	4,122

Expenses related to short-term leases and leases of low-value assets the Company recognized are not material.

(3)	The total cash outflows due to lease payments for the three-month periods ended March 31, 2022 and 2021 amounted to ~~W~~79,250 million and ~~W~~77,358 million, respectively.

18

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

12.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(119,195)	2,440,494
Land usage rights		2,449	—	—	—	(404)	2,045
Industrial rights		10,934	2,014	—	(111)	(1,170)	11,667
Facility usage rights		14,355	204	(1)	38	(695)	13,901
Club memberships(*1)		51,356	11	—	—	—	51,367
Other(*2)		564,547	461	—	8,630	(65,311)	508,327

	~~W~~	3,203,330	2,690	(1)	8,557	(186,775)	3,027,801

(In millions of won)
	For the three-month period ended March 31, 2021
	Beginning balance		Acquisition	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,932,765	—	—	(124,527)	1,808,238
Land usage rights		4,103	—	—	(465)	3,638
Industrial rights		9,659	1,631	—	(686)	10,604
Facility usage rights		15,061	180	1	(664)	14,578
Club memberships(*1)		50,698	33	—	—	50,731
Other(*2)		652,797	316	27,443	(68,498)	612,058

	~~W~~	2,665,083	2,160	27,444	(194,840)	2,499,847

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of March 31, 2022 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	186,641	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		493,654	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		576,735	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		371,007	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		802,924	5G service	Apr. 2019	Nov. 2028
28 GHz license		9,533	5G service	Jan. 2021	Nov. 2023

	~~W~~	2,440,494

19

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

13.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	March 31, 2022		December 31, 2021
Woori Bank	2.59	~~W~~	50,000	—
KIWOOM Securities Co., Ltd.	1.81		50,000	—
Shinhan Investment Corp.	1.81		50,000	—

		~~W~~	150,000	—

(2)	Changes in long-term borrowings for the three-month period ended March 31, 2022 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	6,728
Non-current					300,000

As of January 1, 2022					306,728

New long-term borrowings:	DBS Bank Ltd.	2.68	Mar. 10, 2025		200,000
Other changes(*)					157
Current					6,885
Non-current					500,000

As of March 31, 2022				~~W~~	506,885

(*)	Other changes include the effects on foreign currency translation of long-term borrowings and changes in present value discount on long-term borrowings for the three-month period ended March 31, 2022.

20

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

13.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the three-month period ended March 31, 2022 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	970,000	969,467
Non-current					5,852,600	5,835,400

As of January 1, 2022					6,822,600	6,804,867

Debentures repaid:
Unsecured corporate bonds	Operating and refinancing fund	2.40	Feb. 26, 2022		(100,000)	(100,000)
	Operating fund	2.03	Mar. 6, 2022		(180,000)	(180,000)

					(280,000)	(280,000)

Other changes(*1)					30,360	31,547
Current(*2)					960,000	959,448
Non-current(*2)					5,612,960	5,596,966

As of March 31, 2022				~~W~~	6,572,960	6,556,414

(*1)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the three-month period ended March 31, 2022.
(*2)	~~W~~269,981 million were reclassified from non-current to current for the three-month period ended March 31, 2022.

21

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

14.	Long-Term Payables – Other

(1)	As of March 31, 2022 and December 31, 2021, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)
	March 31, 2022		December 31, 2021
Long-term payables – other	~~W~~	1,690,470	2,090,715
Present value discount on long-term payables – other		(72,729)	(80,882)
Current installments of long-term payables – other		(393,920)	(398,823)

Carrying amount at period end	~~W~~	1,223,821	1,611,010

(2)

The principal amount of long-term payables – other repaid for the three-month periods ended March 31, 2022 and 2021 are ~~W~~400,245 million and ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of March 31, 2022 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	400,245
1 ~ 3 years		738,300
3 ~ 5 years		460,538
More than 5 years		91,387

	~~W~~	1,690,470

15.	Provisions

Changes in provisions for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended March 31, 2022						As of March 31, 2022
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	94,684	1,333	(1,525)	—	94,492	56,890	37,602
Emission allowance		1,885	722	—	(666)	1,941	1,941	—

	~~W~~	96,569	2,055	(1,525)	(666)	96,433	58,831	37,602

(In millions of won)	For the three-month period ended March 31, 2021						As of March 31, 2021
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	91,966	2,170	(1,511)	—	92,625	42,710	49,915
Emission allowance		7,424	271	—	(712)	6,983	6,983	—

	~~W~~	99,390	2,441	(1,511)	(712)	99,608	49,693	49,915

22

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

16.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	471,789	483,001
Fair value of plan assets		(466,523)	(476,099)

	~~W~~	5,266	6,902

(2)	Changes in present value of defined benefit obligations for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Beginning balance	~~W~~	483,001	464,846
Current service cost		13,383	14,086
Interest cost		2,862	2,725
Remeasurement
- Demographic assumption		(5,672)	—
- Financial assumption		(31,830)	—
- Adjustment based on experience		14,842	22,280
Benefit paid		(8,195)	(11,107)
Others		3,398	1,760

Ending balance	~~W~~	471,789	494,590

(3)	Changes in fair value of plan assets for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Beginning balance	~~W~~	476,099	457,425
Interest income		2,752	2,680
Remeasurement		(2,552)	304
Contribution		5,000	10,000
Benefit paid		(17,805)	(17,111)
Others		3,029	1,328

Ending balance	~~W~~	466,523	454,626

23

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

16.	Defined Benefit Liabilities, Continued

(4)

Total cost of defined benefit plan, which is recognized in profit or loss (included in labor in the interim separate statements of profit or loss) and capitalized into construction-in-progress, for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Current service cost	~~W~~	13,383	14,086
Net interest cost		110	45

	~~W~~	13,493	14,131

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	March 31, 2022		December 31, 2021
Number of authorized shares		670,000,000	670,000,000
Number of issued shares(*1)		218,833,144	218,833,144
Share capital:
Common share(*2)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(38,041)	(57,314)
Hybrid bonds(*3)		398,759	398,759
Share option(Note 18)		1,992	47,166
Others		(6,632,845)	(6,735,882)

	~~W~~	(4,499,135)	(4,576,271)

(*1)

As a result of stock split and the spin-off for the year ended December 31, 2021, the number of shares that the Company is allowed to issue under its article of incorporation has changed from 220,000,000 shares with a par value of ~~W~~500 to 670,000,000 shares with a par value of ~~W~~100.

(*2)

The Company’s share capital decreased by ~~W~~14,146 million as a result of the spin-off for the year ended December 31, 2021. In addition, the Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without change in share capital.

(*3)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

24

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

17.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the three-month periods ended March 31, 2022 and 2021, and details of shares outstanding as of March 31, 2022 and 2021 are as follows:

(In shares)
	March 31, 2022			March 31, 2021
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	830,314	218,002,830	80,745,711	9,585,568	71,160,143

(3)	Treasury shares as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	March 31, 2022		December 31, 2021
Number of shares(*)		830,314	1,250,992
Acquisition cost	~~W~~	38,041	57,314

(*)

The Company distributed 420,678 treasury shares (acquisition cost: ~~W~~19,273 million) as bonus payment to the employee, resulting in gain on disposal of treasury shares of ~~W~~4,393 million for the three-month period ended March 31, 2022.

25

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

18.	Share-based Payment

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Equity-settled share-based payment arrangement

Series
	1-2	1-3	2	3	4	5(*2)	6(*2)

Grant date	March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares(*1) (in share)	67,320	67,320	4,124	12,685	5,266	381,937	94,657
Exercise price(*1) (in won)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2020	Mar. 25, 2021	Feb. 21, 2020	Feb. 23, 2021	Mar. 27, 2021	Mar. 27, 2023	Mar. 26, 2023
	~	~	~	~	~	~	~
	Mar. 24, 2023	Mar. 24, 2024	Feb. 20, 2023	Feb. 22, 2024	Mar. 26, 2024	Mar. 26, 2027	Mar. 25, 2026
Vesting conditions	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2
Grant date	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	120,441
Exercise price (in won)	56,860	56,860
Exercise period	Mar. 26, 2025	Mar. 26, 2024
	~	~
	Mar. 25, 2029	Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date

26

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

18.	Share-based Payment, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	Share appreciation rights of SK Telecom Co., Ltd.(*3)	Share appreciation rights of SK Square Co., Ltd.(*3)

Grant date	January 1, 2021
Grant method	Cash settlement
Number of shares(*1) (in share)	207,686	134,253
Exercise price(*1) (in won)	50,276
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024
Vesting conditions	2 years’ service from the grant date

(*1)

Number of shares granted and exercise price are adjusted as a result of stock split and the spin-off for the year ended December 31, 2021, and the remaining part of 1-1st share option was fully exercised for the three-month period ended March 31, 2022.

(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2021.
(*3)

The Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value on the beginning of the prior year and granted cash settled share appreciation rights to executives. Meanwhile, parts of the grant that have not met the vesting conditions have been forfeited for the three-month period ended March 31, 2022.

(2)	Share compensation expense recognized for the three-month period ended March 31, 2022 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2021	~~W~~	76,979
For the three-month period ended March 31, 2022		74,246
In subsequent periods		5,135

	~~W~~	156,360

As of March 31, 2022, the carrying amount of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement is ~~W~~2,257 million.

27

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

18.	Share-based Payment, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date, and the inputs used in the model are as follows:

1)	Equity-settled share-based payment arrangement

(In won)	Series
	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price
(Closing price on the preceding day)(*)	52,500	52,500	48,700	51,800	50,600	34,900	49,800
Expected volatility	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price(*)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	4,048	3,096	4,798	1,720	1,622	192	8,142

(In won)	Series
	7-1	7-2
Risk-free interest rate	2.80%	2.68%
Estimated option’s life	5 years	5 years
Share price
(Closing price on the preceding day)	57,300	57,300
Expected volatility	24.20%	24.20%
Expected dividends	3.40%	3.40%
Exercise price	56,860	56,860
Per-share fair value of the option	11,772	10,435

2)	Cash-settled share-based payment arrangement

(In won)	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.
Risk-free interest rate	2.37%	2.37%
Estimated option’s life	3.25 years	3.25 years
Share price on the remeasurement date	56,900	56,800
Expected volatility	24.20%	24.20%
Expected dividends	3.50%	0.00%
Exercise price(*)	50,276	50,276
Per-share fair value of the option	9,591	12,231

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off for the year ended December 31, 2021.

Meanwhile, the Board of Directors of the Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based payment transactions in accordance with K-IFRS 1102, and 505,350 shares (before stock split) were granted on October 12, 2021(grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to the spin-off company on November 1, 2021. Vesting conditions are 6 months from the grant date and per-share fair value on the grant date are measured at ~~W~~300,500 that is closing price of common shares on the grant date before stock split and spin-off. The fair value of these share-based payment on the grant date is ~~W~~151,858 million, among which the awards with a fair value of ~~W~~9,935 million were transferred to the spin-off company.

28

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

19.	Retained Earnings

Retained earnings as of as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		13,996,438	15,996,438
Unappropriated retained earnings		653,527	(1,248,140)

	~~W~~	14,672,285	14,770,618

20.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Valuation gain on financial assets at FVOCI	~~W~~	555,789	613,010
Valuation gain on derivatives		21,898	25,006

	~~W~~	577,687	638,016

(2)	Changes in reserves for the three-month periods ended March 31, 2022 and 2021 as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Valuation gain on derivatives	Total
Balance at January 1, 2021	~~W~~	323,246	8,199	331,445
Changes, net of taxes		171,320	(1,630)	169,690

Balance at March 31, 2021		494,566	6,569	501,135

Balance at January 1, 2022		613,010	25,006	638,016
Changes, net of taxes		(57,221)	(3,108)	(60,329)

Balance at March 31, 2022	~~W~~	555,789	21,898	577,687

29

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Products transferred at a point in time:
Product sales	~~W~~	23,424	9,914
Services transferred over time:
Wireless service revenue(*1)		2,587,076	2,531,758
Cellular interconnection revenue		132,388	127,750
Others(*2)		334,505	311,296

		3,053,969	2,970,804

	~~W~~	3,077,393	2,980,718

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed; thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

30

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

22.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Communication	~~W~~	6,650	7,096
Utilities		72,011	65,516
Taxes and dues		2,520	2,227
Repair		54,352	48,779
Research and development		78,081	83,499
Training		4,959	4,311
Bad debt expenses		5,894	2,088
Other		11,597	8,708

	~~W~~	236,064	222,224

31

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	4,353	725
Others		9,278	2,804

	~~W~~	13,631	3,529

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	1,729	1,118
Donations		5,000	3,249
Other bad debt expenses (reversal)		(91)	109
Others		4,739	969

	~~W~~	11,377	5,445

32

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Finance Income:
Interest income	~~W~~	6,357	6,880
Gain on sale of accounts receivable – other		1,043	7,921
Dividend income		37,227	184,599
Gain on foreign currency transactions		821	581
Gain on foreign currency translations		284	192
Gain relating to financial instruments at FVTPL		—	33,737

	~~W~~	45,732	233,910

Finance Costs:
Interest expenses	~~W~~	63,515	58,047
Loss on sale of accounts receivable – trade		2,837	—
Loss on foreign currency transactions		722	325
Loss on foreign currency translations		169	15
Loss relating to financial instruments at FVTPL		7	44

	~~W~~	67,250	58,431

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Interest income on cash equivalents and short-term financial instruments	~~W~~	1,420	962
Interest income on loans and others		4,937	5,918

	~~W~~	6,357	6,880

(3)	Details of interest expenses included in finance costs income for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Interest expense on borrowings	~~W~~	3,567	801
Interest expense on debentures		43,551	47,001
Others		16,397	10,245

	~~W~~	63,515	58,047

33

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

24.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Accounts receivable – trade	~~W~~	5,894	2,088
Other receivables		(91)	109

	~~W~~	5,803	2,197

25.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

34

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

26.	Earnings per Share

The Company carried out stock split on October 28, 2021. Basic and diluted earnings per share for the three-month period ended March 31, 2021 has been retroactively adjusted to reflect the effect of the stock split.

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Profit for the period	~~W~~	252,018	466,013
Interest on hybrid bonds		(3,692)	(3,692)

Profit for the period on common shares		248,326	462,321
Weighted average number of common shares outstanding		217,892,622	355,828,900

Basic earnings per share (in won)	~~W~~	1,140	1,299

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2022 and 2021 are calculated as follows:

(In shares)	For the three-month period ended March 31, 2022
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2022	218,833,144	218,833,144
Treasury shares at January 1, 2022	(1,250,992)	(1,250,992)
Disposal of treasury shares	420,678	310,470

	218,002,830	217,892,622

(In shares)	For the three-month period ended March 31, 2021
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2021	403,728,555	403,728,555
Treasury shares at January 1, 2021	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,440,000)	(1,190,000)
Disposal of treasury shares	604,950	383,135

	355,800,715	355,828,900

35

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

26.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three-month periods ended March 31, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Profit for the period on common shares	~~W~~	248,326	462,321
Adjusted weighted average number of common shares outstanding		218,032,957	355,982,035

Diluted earnings per share (in won)	~~W~~	1,139	1,299

2)	The adjusted weighted average number of common shares outstanding for the three-month periods ended March 31, 2022 and 2021 are calculated as follows:

(In shares)
	For the three-month period ended
	March 31, 2022	March 31, 2021
Outstanding shares at January 1	217,582,152	356,635,765
Effect of treasury shares	310,470	(806,865)
Effect of share option	140,335	153,135

Adjusted weighted average number of common shares outstanding	218,032,957	355,982,035

36

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

27.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	3,600	—	74,323	—	77,923
Financial instruments		336,400	—	89,354	—	425,754
Long-term investment securities(*)		103,130	1,301,973	—	—	1,405,103
Accounts receivable – trade		—	—	1,515,770	—	1,515,770
Loans and other receivables		458,426	—	643,916	—	1,102,342
Derivative financial assets		25,001	—	—	176,530	201,531

	~~W~~	926,557	1,301,973	2,323,363	176,530	4,728,423

(*)	The Company designated ~~W~~1,301,973 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	25,000	—	133,823	—	158,823
Financial instruments		290,000	—	89,354	—	379,354
Long-term investment securities(*)		93,138	1,383,223	—	—	1,476,361
Accounts receivable – trade		—	—	1,514,260	—	1,514,260
Loans and other receivables		459,959	—	569,262	—	1,029,221
Derivative financial assets		25,001	—	—	152,511	177,512

	~~W~~	893,098	1,383,223	2,306,699	152,511	4,735,531

(*)	The Company designated ~~W~~1,383,223 million of equity instruments that are not held for trading as financial assets at FVOCI.

37

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	321,025	—	321,025
Borrowings		—	656,885	656,885
Debentures		—	6,556,414	6,556,414
Lease liabilities(*)		—	1,424,716	1,424,716
Accounts payable – other and others		—	4,597,878	4,597,878

	~~W~~	321,025	13,235,893	13,556,918

(In millions of won)
	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	321,025	—	321,025
Borrowings		—	306,728	306,728
Debentures		—	6,804,867	6,804,867
Lease liabilities(*)		—	1,362,095	1,362,095
Accounts payable – other and others		—	5,070,674	5,070,674

	~~W~~	321,025	13,544,364	13,865,389

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

38

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and other receivables, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2022 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	18,979	~~W~~	22,980	1,215,438	~~W~~	1,471,652
EUR	110		148	—		—
Others	—		171	—		21

		~~W~~	23,299		~~W~~	1,471,673

In addition, the Company has entered into currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of March 31, 2022, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	483	(483)
EUR		15	(15)
Others		15	(15)

	~~W~~	513	(513)

39

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2022, floating-rate debentures amount to ~~W~~363,240 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income taxes for the three-month period ended March 31, 2022 would not have been affected by the changes in interest rates of floating-rate debentures.

As of March 31, 2022, the floating-rate long-term payables – other are ~~W~~1,690,470 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the three-month period ended March 31, 2022, would change by ~~W~~4,226 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”).

The Company plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet or change their LIBOR directly to alternative interest rates before the calculation is suspended.

40

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(ii) Interest rate risk, Continued

Interest rate benchmark reform and associated risks, Continued

The Company’s financial instruments exposed to the risk arising from interest rate benchmark reform as of March 31, 2022 are indexed to the USD LIBOR. The Company is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Company is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Company is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Company is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

The Company evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative financial liabilities

The Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2021 were floating-rate bonds indexed to USD LIBOR. As explained above, the Company is discussing with the counterparty about including the fallback clauses as of March 31, 2022.

Derivatives

The Company’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021, and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Company has adhered to ISDA protocol for transition to the alternative benchmark interest rate, and the fallback clause will be included when counterparties adhere to the protocol to include. The Company’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge accounting

The Company’s hedged items and hedging instruments as of March 31, 2022 are indexed to USD LIBOR. These benchmark rates are quoted each day, and the IBOR cash flows are exchanged with counterparties as usual.

41

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk

The maximum credit exposure as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Cash and cash equivalents	~~W~~	77,886	158,791
Financial instruments		425,754	379,354
Investment securities		900	900
Accounts receivable – trade		1,515,770	1,514,260
Contract assets		30,509	29,477
Loans and other receivables		1,102,342	1,029,221
Derivative financial assets		201,531	177,512

	~~W~~	3,354,692	3,289,515

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of March 31, 2022.

42

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2022 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	656,885	682,437	166,399	516,038	—
Debentures(*)		6,556,414	7,517,735	1,144,713	3,470,308	2,902,714
Lease liabilities		1,424,716	1,513,427	335,751	958,745	218,931
Accounts payable -other and others(*)		4,597,878	4,659,575	3,341,099	1,226,643	91,833

	~~W~~	13,235,893	14,373,174	4,987,962	6,171,734	3,213,478

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of March 31, 2022, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	176,530	186,094	26,072	132,187	27,835

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2021.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Total liabilities	~~W~~	15,309,451	15,526,209
Total equity		10,781,330	10,862,856
Debt-equity ratios		142.00%	142.93%

43

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	926,557	—	798,426	128,131	926,557
Derivative hedging instruments		176,530	—	176,530	—	176,530
FVOCI		1,301,973	1,260,441	—	41,532	1,301,973

	~~W~~	2,405,060	1,260,441	974,956	169,663	2,405,060

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	321,025	—	—	321,025	321,025
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	656,885	—	645,504	—	645,504
Debentures		6,556,414	—	6,561,142	—	6,561,142
Long-term payables – other		1,617,741	—	1,621,909	—	1,621,909

	~~W~~	8,831,040	—	8,828,555	—	8,828,555

(In millions of won)	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	893,098	—	774,960	118,138	893,098
Derivative hedging instruments		152,511	—	152,511	—	152,511
FVOCI		1,383,223	1,340,791	—	42,432	1,383,223

	~~W~~	2,428,832	1,340,791	927,471	160,570	2,428,832

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	321,025	—	—	321,025	321,025
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	306,728	—	301,232	—	301,232
Debentures		6,804,867	—	7,058,585	—	7,058,585
Long-term payables – other		2,009,833	—	2,010,852	—	2,010,852

	~~W~~	9,121,428	—	9,370,669	—	9,370,669

44

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2022 and December 31, 2021 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of March 31, 2022 are as follows:

Interest rate
Derivative instruments	0.32% ~ 3.23%
Borrowings and debentures	1.74% ~ 3.11%
Long-term payables – other	2.43% ~ 3.16%

2)

There have been no transfers between Level 2 and Level 1 for the three-month period ended March 31, 2022. The changes of financial assets and liabilities classified as Level 3 for the three-month period ended March 31, 2022 are as follows:

(In millions of won)
	Balance at January 1, 2022		Profit or loss	Acquisition	Transfer	Balance at March 31, 2022
Financial assets:
FVTPL	~~W~~	118,138	(7)	10,000	—	128,131
FVOCI		42,432	—	—	(900)	41,532

	~~W~~	160,570	(7)	10,000	(900)	169,663

Financial liabilities:
FVTPL	~~W~~	(321,025)	—	—	—	(321,025)

45

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	78,782	(78,697)	85
Financial liabilities:
Accounts payable – other and others	~~W~~	78,697	(78,697)	—

(In millions of won)
	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	86,838	(86,838)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	91,522	(86,838)	4,684

46

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 25 others(*)
Joint ventures	Finnq Co., Ltd. and another
Associates	SK China Company Ltd. and 43 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of March 31, 2022, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.3	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	Broadband Nowon Co., Ltd.	100.0	Cable broadcasting services
	SAPEON Korea Inc.(*2)	100.0	Manufacturing non-memory and other electronic integrated circuits
	SAPEON Inc.(*2)	100.0	Manufacturing non-memory and other electronic integrated circuits
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*3)	100.0	Database and internet website service
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	66.4	Investment
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Others(*4)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

47

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

(*2)	The Company newly established SAPEON Korea Inc. and SAPEON Inc. for the three-month period ended March 31, 2022.

(*3)	PS&Marketing Corporation acquired shares (100%) of SK m&service Co., Ltd. for the three-month period ended March 31, 2022.

(*4)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of March 31, 2022, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Salaries	~~W~~	1,439	3,480
Retirement benefits		313	1,815
Share compensation expense		67	32

	~~W~~	1,819	5,327

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

48

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)		For the three-month period ended March 31, 2022
Scope	Company	Operating revenue and others		Operating expenses and others (*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	2,693	178,175	1,769

Subsidiaries	SK Broadband Co., Ltd.		27,881	140,409	—
	PS&Marketing Corporation(*3)		2,391	336,347	—
	SK O&S Co., Ltd.(*4)		3,847	57,920	1,275
	SK Telink Co., Ltd.(*5)		27,755	5,245	—
	SERVICE ACE Co., Ltd.(*6)		10,885	31,427	—
	SERVICE TOP Co., Ltd.(*7)		10,174	31,314	—
	SK Communications Co., Ltd.		355	558	293
	Broadband Nowon Co., Ltd.(*8)		13,721	—	—
	Others		918	6,965	—

			97,927	610,185	1,568

Associates	F&U Credit information Co., Ltd.		190	10,534	—
	SK USA, Inc.		—	1,009	—
	HanaCard Co., Ltd.		2,525	739	2
	Daehan Kanggun BcN Co., Ltd.		2,445	—	—

			5,160	12,282	2

Others	SK Innovation Co., Ltd.		1,695	3,473	—
	SK Networks Co., Ltd.		256	3,861	—
	SK Networks Service Co., Ltd.		196	10,249	—
	SK Energy Co., Ltd.		524	10	—
	Content Wavve Co., Ltd.		3	23,516	—
	Happy Narae Co., Ltd.		26	2,683	2,913
	SK Shieldus Co., Ltd.		4,693	24,284	1,519
	Eleven Street Co., Ltd.		1,502	6,014	—
	SK Planet Co., Ltd.		1,735	19,880	110
	SK hynix Inc.		8,289	39	—
	DREAMUS COMPANY		727	23,095	—
	One Store Co., Ltd.		4,012	—	—
	T map Mobility Co., Ltd.		2,398	1,249	—
	UbiNS Co., Ltd.		—	135	3,080
	Others		5,122	3,513	196

			31,178	122,001	7,818

		~~W~~	136,958	922,643	11,157

49

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2022 and 2021 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~109,010 million of dividends declared to be paid by the Company.
(*3)	Operating expenses and others include ~~W~~184,648 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~3,000 million of dividend income recognized.
(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income recognized.
(*6)	Operating revenue and others include ~~W~~8,003 million of dividend income recognized.
(*7)	Operating revenue and others include ~~W~~8,000 million of dividend income recognized.
(*8)	Operating revenue and others include ~~W~~13,721 million of dividend income recognized.

50

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2022 and 2021 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2021
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	3,175	263,876	1,450

Subsidiaries	SK Broadband Co., Ltd.		23,388	135,122	—
	PS&Marketing Corporation(*3)		3,349	350,088	16
	SK O&S Co., Ltd.		845	55,696	805
	SK Planet Co., Ltd.		1,080	20,742	—
	SK Telink Co., Ltd.(*4)		20,535	10,211	—
	SERVICE ACE Co., Ltd.		2,938	31,878	—
	SERVICE TOP Co., Ltd.		2,103	35,225	—
	Eleven Street Co., Ltd.		909	3,273	—
	One Store Co., Ltd.		3,635	—	—
	SK Shieldus Co., Ltd.(*5)		13,967	16,337	328
	DREAMUS COMPANY		699	21,581	—
	Others		2,258	6,532	39

			75,706	686,685	1,188

Associates	F&U Credit information Co., Ltd.		190	10,757	—
	SK hynix Inc.(*6)		178,798	39	—
	HanaCard Co., Ltd.		20	842	—
	SK Wyverns Co., Ltd.(*7)		199	8,203	—
	Content Wavve Co., Ltd.		7	695	—
	Others		7,117	138	—

			186,331	20,674	—

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		480	—	—
	SK Innovation Co., Ltd.		2,201	3,509	—
	SK Networks Co., Ltd.		377	2,111	24
	SK Networks Service Co., Ltd.		169	9,037	—
	SK Telesys Co., Ltd.		33	76	980
	SK TNS Co., Ltd.		39	3,479	19,956
	SK Energy Co., Ltd.		374	20	—
	SKC Infra Service Co., Ltd.		4	2,578	—
	SK ENS Co., Ltd.		404	—	—
	UbiNS Co., Ltd.		—	196	778
	Happy Narae Co., Ltd.		28	3,720	4,422
	Others		2,357	3,090	117

			6,466	27,816	26,277

		~~W~~	271,678	999,051	28,915

51

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2022 and 2021 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~194,617 million of dividends declared to be paid by the Company.
(*3)	Operating expenses and others include ~~W~~183,708 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~3,009 million of dividend income recognized.
(*5)	Operating revenue and others include ~~W~~9,637 million of dividend income recognized.
(*6)	Operating revenue and others include ~~W~~170,937 million of dividend income recognized.
(*7)	Transactions with SK Wyverns Co., Ltd. occurred before disposal.

52

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)		March 31, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,025	139,413

Subsidiaries	SK Broadband Co., Ltd.		—	8,326	259,938
	PS&Marketing Corporation		—	1,305	68,262
	SK O&S Co., Ltd.		—	3,049	25,561
	SK Telink Co., Ltd.		—	19,684	21,707
	Broadband Nowon Co., Ltd.		—	13,721	—
	SERVICE ACE Co., Ltd.		—	8,627	18,368
	SERVICE TOP Co., Ltd.		—	8,006	17,150
	SK Communications Co., Ltd.		—	25	11,963
	Others		—	1,060	20,243

			—	63,803	443,192

Associates	F&U Credit information Co., Ltd.		—	—	4,308
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,148	2,534	—
	HanaCard Co., Ltd.		—	1,204	8,283
	SK USA, Inc.		—	—	2,265

			22,148	6,361	14,856

Others	SK hynix Inc.		—	9,809	107
	SK Planet Co., Ltd.		—	1,663	20,986
	Eleven Street Co., Ltd.		—	453	6,620
	One Store Co., Ltd.		—	368	13,132
	SK Shieldus Co., Ltd.		—	1,817	14,931
	SK Innovation Co., Ltd.		—	2,688	34,302
	SK Networks Co., Ltd.		—	180	33,176
	SK Networks Services Co., Ltd.		—	—	5,101
	SK RENT A CAR Co., Ltd.		—	45	11,091
	Incross Co., Ltd.		—	1,271	9,225
	UbiNS Co., Ltd.		—	—	3,385
	Mintit Co., Ltd.		—	17,840	—
	Happy Narae Co., Ltd.		—	—	5,092
	Content Wavve Co., Ltd.		—	154	30,687
	DREAMUS COMPANY		—	184	29,405
	Others		—	5,034	2,237

			—	41,506	219,477

		~~W~~	22,148	112,695	816,938

(*1)	As of March 31, 2022, the Company recognized loss allowance amounting to ~~W~~1,102 million on accounts receivable – trade.
(*2)	As of March 31, 2022, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

53

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2022 and December 31, 2021 are as follows, Continued:

(In millions of won)		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,059	50,054

Subsidiaries	SK Broadband Co., Ltd.		—	7,374	273,875
	PS&Marketing Corporation		—	1,247	66,097
	SK O&S Co., Ltd.		—	59	52,609
	SK Telink Co., Ltd.		—	15,765	20,826
	SERVICE ACE Co., Ltd.		—	466	24,791
	SERVICE TOP Co., Ltd.		—	2	24,859
	SK Communications Co., Ltd.		—	28	12,113
	Others		—	39	2,324

			—	24,980	477,494

Associates	F&U Credit information Co., Ltd.		—	3	4,394
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	HanaCard Co., Ltd.		—	433	42,110
	Others		—	71	1,104

			22,147	6,987	47,608

Others	SK hynix Inc.		—	11,526	166
	SK Planet Co., Ltd.		—	661	25,337
	Eleven Street Co., Ltd.		—	486	7,555
	One Store Co., Ltd.		—	8	13,325
	SK m&service Co., Ltd.		—	1,363	17,754
	SK Shieldus Co., Ltd.		—	1,068	16,172
	SK Innovation Co., Ltd.		—	3,020	37,136
	SK Networks Co., Ltd.		—	108	33,613
	SK Networks Services Co., Ltd.		—	—	7,374
	SK RENT A CAR Co., Ltd.		—	116	11,069
	Incross Co., Ltd.		—	1,687	10,904
	UbiNS Co., Ltd.		—	1	9,886
	Mintit Co., Ltd.		—	17,868	131
	Happy Narae Co., Ltd.		—	—	48,484
	Content Wavve Co., Ltd.		—	183	9,865
	Others		—	7,529	7,198

			—	45,624	255,969

		~~W~~	22,147	79,650	831,125

(*1)	As of December 31, 2021, the Company recognized loss allowance amounting to ~~W~~1,102 million on accounts receivable – trade.
(*2)	As of December 31, 2021, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

54

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Company. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	There were additional investments and disposal transactions in subsidiaries, associates and joint ventures for the three-month period ended March 31, 2022 are as presented in note 8.

30. Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

Accounts receivable from sales of handsets amounting to ~~W~~495,860 million and ~~W~~493,277 million as of March 31, 2022 and December 31, 2021, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of March 31, 2022, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

55

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Gain on foreign currency translations	~~W~~	(284)	(192)
Interest income		(6,357)	(6,880)
Dividend income		(37,227)	(184,599)
Gain relating to investments in subsidiaries, associates and joint ventures		(950)	(100,000)
Gain relating to financial instruments at FVTPL		—	(33,737)
Gain on disposal of property and equipment and intangible assets		(4,353)	(725)
Gain on sale of accounts receivable – other		(1,043)	(7,921)
Other income		(1,525)	—
Loss on foreign currency translations		169	15
Bad debt expenses		5,894	2,088
Other Bad debt expenses(reversal)		(91)	109
Loss relating to financial instruments at FVTPL		7	44
Depreciation and amortization		713,322	723,227
Loss on disposal of property and equipment and intangible assets		1,729	1,118
Loss on sale of accounts receivable – other		2,837	—
Interest expense		63,515	58,047
Expense related to defined benefit plan		13,493	14,131
Bonus paid by treasury shares		23,666	29,642
Share compensation expense		74,729	47
Income tax expense		86,609	114,852
Other expenses		676	792

	~~W~~	934,816	610,058

56

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Accounts receivable – trade	~~W~~	(7,257)	(219)
Accounts receivable – other		(33,194)	35,519
Advanced payments		4,833	(2,362)
Prepaid expenses		(25,924)	(1,256)
Inventories		(17,149)	(4,989)
Long-term accounts receivable – other		5,675	40,726
Long-term prepaid expenses		11,083	(36,123)
Guarantee deposits		4,020	2,633
Contract assets		(1,032)	(999)
Accounts payable – other		31,573	(343,775)
Withholdings		116,973	62,626
Deposits received		662	1,179
Accrued expenses		(119,655)	(33,800)
Plan assets		12,805	7,111
Retirement benefits paid		(8,195)	(11,107)
Contract liabilities		(8,186)	952
Others		(1,286)	(1,623)

	~~W~~	(34,254)	(285,507)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2022		March 31, 2021
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(472,956)	(400,780)
Increase of right-of-use assets		151,518	108,704
Contribution in kind for investments		—	7,000
Transfer from property and equipment to investment property		14,381	—

57

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

32.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of March 31, 2022 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in 2022	Total
Emissions rights allocated free of charge	814,842	1,033,764	1,013,006	2,861,612

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in the three- month period ended March 31, 2022	Total
Beginning	(60,977)	—	—	(60,977)
Allocation at no cost	814,842	1,033,764	1,013,006	2,861,612
Additional allocation	217,643	—	—	217,643
Purchase	68,471	—	—	68,471
Surrendered or shall be surrendered	(1,039,979)	(1,087,455)	(1,140,316)	(3,267,750)

Ending	—	(53,691)	(127,310)	(181,001)

(3)	As of March 31, 2022, the estimated annual greenhouse gas emissions quantities of the Company are 1,140,316 tCO2-eQ.

58

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

For the three-month periods ended March 31, 2022 and 2021 (Unaudited)

33.	Non-current Assets Held for Sale

On February 25, 2021, the Company has decided to dispose of the investments in an associate engaged in mobility business to T map Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current assets held for sale.

(In millions of won)
March 31, 2022
Investments in associates	Carrot General Insurance Co., Ltd.	~~W~~	20,000

34.	Subsequent Events

The Board of Directors of the Company resolved to pay interim dividend at the Board’s meeting on April 28, 2022, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~180,942 million)
Dividend rate	1.44%
Dividend date	March 31, 2022
Date of distribution	According to Article 165 of Capital Market and Financial Investment Business Act 12-3, the Company plans to distribute dividends by May 18, 2022.

59